Rentokil Initial

RECEIVED

2008 APR 16 P 1:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002715

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 April 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change – New Leadership Team
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company x 4

PROCESSED
MAY 27 2008
THOMSON REUTERS

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

5/21

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:2025P

RECEIVED
2008 APR 16 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial PLC

03 March 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which

voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the

acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme (see 9.

for further information)

4. Full name of shareholder(s) (if different from 3.) (iv):

Hermes Focus Asset Management Limited

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

28 February 2008

6. Date on which issuer notified:

29 February 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

GB00B082RF11 Number of Number of voting Rights

shares (viii)

B082RF1

Ord 1p 89,034,930 89,034,930

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible Number of Number of voting % of voting

using the ISIN CODE shares rights (ix) rights

GB00B082RF11 Direct Direct Indirect (xi) Direct Indirect

(x)

B082RF1

Ord 1p 0 0 90,818,295 0.0% 5.004%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

Total (A+B)

Number of voting rights % of voting rights

90,818,295 5.004%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund

Trustees Limited, which is the parent undertaking of Hermes Pensions Management

Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer:0.549%)

2. Hermes Investment Management Limited (voting rights held in this issuer:0.00%)

3. Hermes Focus Asset Management Limited (voting rights held in this issuer:4.455%)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients which includes all the shares owned directly by BT Pension Scheme

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). The aggregation is made at the lower threshold of 3% and above because Hermes Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trusts Limited as trustee of the BT Pension Scheme and Hermes Pension Management Limited

Contact address (registered office for legal entities):

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation of indirect holders of voting rights for the purpose of DTR 5.2.1(a) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Investment Management Limited as agent for BT Pensions Scheme Trustees Limited

Contact address:

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number:

0207 680 2125 / 0207 680 2177

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Investment Management Limited acts as investment manager and agent on behalf of BT Pension Scheme Trustees Limited.

Additional information:

Please contact Margaret Moss or Valerie Davidson at Hermes Investment Management for further information.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct

shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUOVARWWRORAR

![Rentokil Initial]

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
05 March 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	13,641,808*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	30,070,418*
Chase Nominees Limited	3,572,987*
CUIM Nominees Limited	9,016,469*
Vidacos Nominees Limited	177,661*

*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

03 March 2008

6. Date on which issuer notified:

04 March 2008

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
GB00B082RF11	Number of shares	Number of voting Rights(viii)
Ordinary Shares 1p	Below 3%	Below 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
GB00B082RF11 Ordinary Shares 1p	Direct	Direct (x)	Indirect	Direct	Indirect(xi)
	56,498,478	56,498,478	Not disclosable	3.11%	Not disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
56,498,478	3.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Please see Section 4 above.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Neil Whittaker

Contact address (registered office for legal entities):

Phone number: 01603 684420

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
11 March 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

The Hermes UK Focus Fund

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

10 March 2008

6. Date on which issuer notified:

11 March 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
Ord 1p	Number of shares	Number of voting Rights (viii)
GB00B082RF11 B082RF1	54,127,270	54,127,270

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
Ord 1p	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B082RF11					

B082RF1

54,607,258	54,607,258	0	3.009%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
54,607,258	3.009%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

All voting rights held on behalf of the above entity are disclosed pursuant to DTR 5.1.2. The disclosure is made by Hermes Investment Management Limited as agent on behalf of The Hermes UK Focus Fund.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

The Hermes UK Focus Fund

Contact address (registered office for legal entities):

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Investment Management Limited as agent for The Hermes UK Focus Fund

Contact address:

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number:

0207 680 2177 / 0207 680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Investment Management Limited acts as investment manager and agent on behalf of The Hermes UK Focus Fund.

Additional information:

Please contact Margaret Moss or Valerie Davidson at Hermes Investment Management for further information.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Rentokil Initial

20 March 2008

RENTOKIL INITIAL PLC ("Rentokil Initial" or "the Company")

NEW LEADERSHIP TEAM

Rentokil Initial today announces the appointments to the board of Dr John D.G. McAdam as Chairman, Alan J. Brown as Chief Executive and Andy M. Ransom as Executive Director, Corporate Development. Together with Andrew Macfarlane, the Chief Financial Officer, and other members of the senior management team, they will form a new senior leadership team for the Rentokil Initial group. It also announces the resignations of Brian McGowan, Chairman and Doug Flynn, Chief Executive with immediate effect.

Dr John McAdam was until recently the Chief Executive of ICI plc. He joined ICI following its acquisition of Unilever's Specialty Chemicals Companies in 1997. In 1998 he was appointed Chairman and Chief Executive of ICI Paints and elected to the board of ICI before being appointed Chief Executive of the group in 2003. Prior to joining ICI, John spent 24 years with Unilever where he held a number of senior management positions. During his tenure as Chief Executive, ICI's market capitalisation rose by over 600 per cent. This was achieved as a result of the implementation of a highly focused and successful turnaround strategy, consisting of a comprehensive programme of operational improvement across ICI's portfolio of businesses, as well as portfolio and financial restructuring. At the time of its sale to Akzo Nobel, ICI operated in 50 countries around the world, employing 26,000 staff.

Alan Brown was appointed Chief Financial Officer of ICI plc in 2005. Prior to this, he spent 25 years with Unilever where he held numerous senior management positions, both operational and financial, latterly as Executive Chairman, Unilever China and Hong Kong. In his time at ICI as well as leading the finance function, he played a central role in the on-going implementation of its operational strategy.

Andy Ransom joined ICI plc in 1987 and has held various positions as a senior lawyer and head of the mergers and acquisitions team. In 2005 he was appointed to the executive management team as Executive Vice President, Mergers &Acquisitions, General Counsel and Company Secretary. He also has operational responsibility for ICI's Regional and Industrial Division. During his career with ICI he has also spent several years working in its businesses in the US and Canada.

Alan Brown will take up his position as Chief Executive on 1 April 2008 and Andy Ransom will become an Executive Director and join the board with effect from 1 May 2008. Subject to approval by shareholders, Dr John McAdam will join the board of the Company as Chairman immediately after the Company's AGM on 14 May 2008. Until the AGM, Peter Long, the Senior Independent Director, will fulfil the duties of Chairman.

Commenting on the board changes, Peter Long, Senior Independent Director, said:

"John, Alan and Andy's track records speak for themselves. I am in no doubt that their proven skills, in particular the operational and strategic rigour which they applied so successfully to the remarkable turnaround at ICI will be brought to bear, alongside those of the existing Rentokil Initial team, on the many and complex issues facing the group.

"With today's announcement, and the recent appointment of our new non-executive directors, Richard Burrows and William Rucker, we now have a team in place which I am convinced has the right combination of skills to lead Rentokil Initial forward over the next few years."

Dr McAdam said:

"There are many challenges ahead, but I am delighted to be joining the Rentokil Initial board and am excited at the prospect of working together with the wider Rentokil Initial team to deliver a turnaround in the fortunes of the business."

Alan Brown added:

"My focus will be on driving operational excellence across all the Rentokil Initial businesses. I believe the existing portfolio is a good basis on which to build a very successful company. I look forward to working with all of the group's employees to build a truly great business."

<u>**Enquiries:**</u>

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc	020 7592 2700
Katharine Rycroft, Head of Investor Relations		07811 270734

Media enquiries:

Peter Long, Senior Independent Director	Rentokil Initial plc	0207 592 2700
Kate Holgate / Tom Williams	Brunswick Group	020 7404 5959

Notes for Editors

1. Remuneration

In order to secure the new directors, the following arrangements have been agreed, which will be subject to shareholder approval at the forthcoming AGM. The Board believes that these proposals are fully aligned with shareholder interests.

The one-off incentive structure to be put in place following appointment and which shareholders will be asked to approve would be structured as follows:

- An award to each of the Chairman, Chief Executive and Executive Director – Corporate Development of 7.5 million shares
- Vesting of awards based on absolute share price performance targets:-
  - i) below £1.20 – nil vesting
  - ii) £1.20 – 20% vesting
  - iii) £1.80 - 100% vesting
  - iv) Straight-line pro rata vesting between each point
- Beyond £1.80 a further award of up to 50% of shares may be earned on a straight line basis up to £2.80.
- The assessment of the extent to which the performance conditions have been met will be based on the highest average share price over a period of 60 consecutive trading days during the performance measurement period.
- Up to 1/3 of the award may vest following the end of year 3, 2/3rds following the end of year 4 and 3/3rds following the end of year 5 based on the extent to which performance targets are achieved.
- Any unvested portion of the award following the end of year 5 will lapse.
- Entitlement to receive the value of reinvested dividends over the performance period for those shares that vest.
- No other awards have been made or compensation paid in respect of previous employment.

In addition, the underlying remuneration arrangements for the new directors will be:

Chairman

- Fee - £350,000 per annum
- No bonus or ongoing participation in share incentive plans

Executives:

- Base Salary - £775,000 p.a. (Alan Brown), £450,000 p.a. (Andy Ransom)
- Bonus - target opportunity 50% of salary; maximum opportunity 100% of salary
- Normal benefits (e.g. medical, life assurance, car, defined contribution pension or equivalent)
- Notice period – 12 months

- Long term share incentive plan - no award in 2008, thereafter subject to Remuneration Committee recommendation.

2. Biographies

Dr John D. G. McAdam (aged 59)

John McAdam was born on 30 April 1948 in Ambleside and educated locally. He gained a first class honours degree in Chemical Physics before completing a PhD at Manchester University and was later appointed as a Research Fellow at Manchester and Cambridge.

He joined Unilever as a Management trainee in 1974 and became General Manager of Birds Eye Walls, Kirby, Merseyside in 1984 before holding increasingly senior positions within Unilever. In 1987, Dr McAdam joined the board of Quest International in the Netherlands and in 1990 returned to the UK as a member of the Board of Birds Eye Walls. In 1993 he became Chairman of Unichema International.

Following ICI's acquisition of Unilever's Speciality Chemical Companies in 1997, he became Chairman and Chief Executive of Quest and a member of ICI's Executive Management Team. In 1998, he was appointed Chairman and Chief Executive of ICI Paints and elected to the board of ICI plc and was subsequently appointed as its Chief Executive in 2003, a position that he held up to ICI's recent takeover by Akzo Nobel.

Dr McAdam was a non-executive director of Severn Trent Plc between 2000 until 2005. He is currently a non-executive director and senior independent director of J Sainsbury Plc, a non-executive director and Chairman designate of United Utilities PLC, a non-executive director of Rolls-Royce Group plc, a member of the University of Cambridge Chemistry Advisory Board and formerly a member of the University of Surrey Business Advisory Board.

There are no further details to disclose under paragraph 9.6.13 R of the Listing Rules in relation to Dr McAdam.

Alan J Brown (aged 51)

Alan John Brown was born on 8 November 1956 and educated at Methodist College, Belfast. He read law at Liverpool University and was called to the Bar in 1981. He is also a chartered management accountant.

He joined Unilever in 1980 and during the first seven years of his career he worked in Birds Eye Walls in the UK. After four years in M&A, Treasury and Investor Relations at Unilever Head Office, Alan returned to Birds Eye Walls as Finance and Commercial Director in 1991.

In 1994 Alan moved to Unilever Food & Beverages, Europe as Senior Vice President, Finance and Information Technology. In late 1997 he moved to Asia as Executive Chairman, Unilever Taiwan and then, in 2001, assumed the role of Executive Chairman, Unilever China and latterly also Hong Kong.

In November 2005 he was appointed a director and Chief Financial Officer of ICI plc, a position that he held up to ICI's recent takeover by Akzo Nobel.

There are no further details to disclose under paragraph 9.6.13 R of the Listing Rules in relation to Mr Brown.

Andy M Ransom (aged 44)

Andy Ransom graduated from the University of Southampton. He qualified as a solicitor in 1987 and joined ICI plc in the same year, specialising as a senior mergers and acquisitions lawyer in the corporate centre.

He was seconded to ICI Explosives in Toronto, Canada in 1996 and became Vice President and General Counsel for ICI in the Americas, based in New Jersey, USA, two years later.

In 2000 he was appointed Group Vice President Mergers and Acquisitions and was appointed as a member of the executive management team in July 2005 where he was General Counsel, Executive Vice President Mergers and Acquisitions and Company Secretary. In 2007 he took on executive responsibility for ICI's Regional and Industrial Division, primarily in Pakistan and India.

There are no details to disclose under paragraph 9.6.13 R of the Listing Rules in relation to Mr Ransom.

3. Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The Company provides a wide range of support services in over 49 countries and employs over 77,000 people. Services include textiles and washroom services, pest control, interior plants and artwork, parcels delivery and facilities services. For further information visit: www.rentokil-initial.com

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
26 March 2008

TR -1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: N/a

An event changing the breakdown of voting rights: N/a

Other (please specify): N/a

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

20 March 2008

6. Date on which issuer notified:

25 March 2008

7. Threshold(s) that is/are crossed or reached:

Reached 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01 B082RF1	137,550,121	137,550,121

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares Direct	Number of voting rights (ix) Direct	Indirect (xi)	% of voting rights Direct	Indirect (x)
Ord GBP 0.01 B082RF1	157,633,447	0	157,633,447	0%	8.686%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights(xiv)

Total (A+B)

Number of voting rights	% of voting rights
157,633,447	8.686%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

27,403 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

319,548 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

112,426 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

28,694 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

725,456 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

156,419,920 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths
Company Secretary

15. Contact telephone number:

020 7592 2700

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group Plc

Contact address (registered office for legal entities):

Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

Phone number:+44 (0)131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name: Lloyds TSB Central Disclosure Unit

Contact address:

2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number: +44 (0)1444 418127

Email: GrpOps_CDU@LloydsTSB.co.uk

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 March 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Preliminary Results for the year ended 31 December 2007
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change – W Rucker – appointment B McGowan - resignation
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company x 1

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

Registered in England No. 5393279
Registered Office: as above.

Rentokil Initial

Rentokil Initial PLC - Directorate Change

RNS Number:0848O

RECEIVED

2008 APR 16 P 1:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial PLC

15 February 2008

15 February, 2008

Rentokil Initial announces the appointment of William Rucker

as Non-Executive Director

Rentokil Initial plc announces the appointment of William Rucker to the Board of the Company as a Non-Executive Director with effect from today.

William Rucker (age 44) is Chief Executive of Lazard London. He is also Deputy Chief Executive of Lazard's European Investment Banking business and a Deputy Chairman of the worldwide firm.

Brian McGowan, Chairman of Rentokil Initial, said: 'We are delighted to welcome William to the Board of Rentokil Initial. He is widely respected in the City and beyond and I am confident that his counsel will be of great value to the Group as we build on the leadership positions we have established around the world.'

William Rucker said: 'This is an exciting time to be joining the Board of Rentokil Initial. I look forward to working with the team to make sure that we deliver the full potential of the Group for the benefit of the company and its shareholders.'

- Ends -

Media enquiries:

Malcolm Padley - Rentokil Initial plc 07788 978199

Kate Holgate/Tom Williams - Brunswick Group 020 7404 5959

Note to Editors:

* William Rucker qualified as a chartered accountant before joining Lazard in 1987. In 2000 he was appointed Deputy CEO of Lazard London and became a member of the firm's Executive Committee. He was appointed CEO of Lazard London in June 2004 and Deputy CEO of Lazard's European Investment Banking

business in 2006. He is a Deputy Chairman of Lazard LLC, the worldwide firm.

There are no disclosures to be made rule 9.6.13(2) to (6) of The Listing Rules.

* Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company provides a wide range of support services across 49 countries and employs 79,000 people. Services include textiles and washroom services, pest control, office plants and artwork, parcels delivery and facilities services.

This information is provided by RNS

The company news service from the London Stock Exchange

END

BOAGUUMAPUPRGUA

RECEIVED
2008 APR 16 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RENTOKIL INITIAL PLC (RTO)

PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2007

Group

- Revenue up 20.3% to £2,216.7 million
- Full year adjusted operating profit and adjusted profit before income tax up 8.8% to £280.8 million and 1.1% to £211.4 million
- Profit before income tax from continuing operations of £142.0 million (2006: £165.4 million)
- Full year dividend maintained at 7.38 pence per share
- Performance from Textiles & Washroom, Pest Control, Asia Pacific, Facilities Services and Ambius divisions in line with expectation
- As indicated in December 2007, group held back by poor performance from City Link in Q4

City Link

- Detailed analysis undertaken since December 13 trading update has revealed trading downturn not just driven by market-related B to C volumes shortfall
- Foundation for integration not solid enough to cope with degree and scale of changes being implemented; resulting negative impact on account management, service and new business generation
- Actions to improve the situation include:
  - Appointment of new management team
  - Pause in and review of depot integration programme
  - Programme to improve customer service and strengthen account management where required
  - Restructured sales team generating strong new business pipeline
- City Link 2008 profitability currently unclear – may not trade better than break even

Doug Flynn, Chief Executive Officer of Rentokil Initial plc, said:

"In 2007 our Pest Control, Textiles & Washroom, Facilities Services, Asia Pacific and Ambius businesses made good progress against their plans and we expect this to continue into 2008. Absent City Link, we expect modest growth in adjusted profit before income tax from the rest of the group.

"However, despite the progress delivered by most of the group, the performance from City Link was unacceptable. Actions are in hand to improve the situation but this is a trend business and improvements will take time to come through. This means that 2008 adjusted profit before income tax for the group is expected to be significantly lower than 2007 and will be heavily dependent on the performance from City Link.

"Our focus this year will be on rebuilding the profitability of City Link and progressing the operational improvements made across the rest of the group."

Financial Summary

£million	Fourth Quarter			Full Year		
	2007	2006	*change*	2007	2006	*change*
Pro forma Continuing Operations[1] **At 2006 constant exchange rates[2]**						
Revenue	**576.0**	517.8	*11.2%*	**2,216.7**	1,843.2	*20.3%*
Operating profit before amortisation of intangibles[3]	**63.0**	57.9	*8.8%*	**252.4**	235.6	*7.1%*
Add back: one-off items	**18.1**	16.7	*8.4%*	**28.4**	22.6	*25.7%*
Adjusted operating profit[4]	**81.1**	74.6	*8.7%*	**280.8**	258.2	*8.8%*
Share of profit from associates (net of tax)	**0.4**	0.4	-	**2.2**	2.0	*10.0%*
Interest	**(17.8)**	(16.4)	*(8.5%)*	**(71.6)**	(51.1)	*(40.1%)*
Adjusted profit before income tax[4]	**63.7**	58.6	*8.7%*	**211.4**	209.1	*1.1%*
Continuing Operations[1] **At actual exchange rates**						
Revenue	**579.7**	512.4	*13.1%*	**2,203.4**	1,843.2	*19.5%*
Operating profit before amortisation of intangibles[5]	**64.0**	56.8	*12.7%*	**251.1**	235.6	*6.6%*
Amortisation of intangible assets[6]	**(10.8)**	(7.5)	*(44.0%)*	**(39.2)**	(21.1)	*(85.8%)*
Operating profit	**53.2**	49.3	*7.9%*	**211.9**	214.5	*(1.2%)*
Share of profit from associates (net of tax)	**0.4**	0.4	-	**2.0**	2.0	-
Net interest payable	**(17.9)**	(16.5)	*(8.5%)*	**(71.9)**	(51.1)	*(40.7%)*
Profit before income tax	**35.7**	33.2	*7.5%*	**142.0**	165.4	*(14.1%)*
Free cash flow[7]				**102.1**	128.6	*(20.6%)*
Basic earnings per share (continuing operations)				**6.06p**	7.20p	*(15.8%)*
Dividend per share (proposed)				**5.25p**	5.25p	-

[1]All figures are for continuing operations and are unaudited.
[2]Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2006. £/$ average rates: FY 2007 2.0038; FY 2006 1.8469. £/€ average rates: FY 2007 1.4586; FY 2006 1.4659.
[3]Before amortisation of intangible assets (excluding computer software and development costs) of £39.6m (2006: £21.2m) for the full year.
[4]Before amortisation of intangible assets (excluding computer software and development costs) of £39.6m (2006: £21.2m) and items of a one-off nature of £28.4m (2006: £22.6m) for the full year. See appendix 4 for further details.
[5]Before amortisation of intangible assets (excluding computer software and development costs) of £39.2m (2006: £21.1m) for the full year.
[6]Excluding computer software and development costs.
[7]Cash flow before acquisitions, disposals, equity dividend payments and special pension contributions.

For further information

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc	020 7592 2700
Katharine Rycroft, Head of Investor Relations		07811 270734

Media enquiries:

Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Kate Holgate / Tom Williams	Brunswick Group	020 7404 5959

A presentation for analysts and shareholders will be held on Thursday 28 February 2008 at 9:15 am. This will be available via a live audio webcast at www.rentokil-initial.com.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

We are pleased to report that our Textiles & Washroom, Pest Control, Asia Pacific, Facilities Services and Ambius divisions made considerable progress against plan in 2007. Our priorities were to generate growth in revenue and customer retention, improve sales and marketing effectiveness and leverage the power of our brands. Efficiency and productivity improvements were a key focus during the year and all divisions were tasked with driving sales and service improvements, eliminating cost out of the business where appropriate and improving processes.

At the half year we announced that we believed we had reached an inflection point in terms of profit. Having delivered a first half operating and financial performance in line with expectation and with profit expected to move strongly ahead in the second half, we were confident in our ability to deliver ongoing improvements in profit performance. Indeed, profit did move strongly ahead in the second half as a result of continuing good performances from all our businesses except City Link, which delivered a poor financial performance in the fourth quarter, marring the progress made by the rest of the group.

In December we issued a trading statement stating that fourth quarter profits from City Link were likely to be up to £10 million below our expectations as a result of volume decline in the B to C segment in the ten weeks before Christmas and this would have a similar effect on the group as a whole.

Since then we have conducted a detailed analysis into the trends in City Link's revenue base. We have concluded that weaker consumer spending in the business to consumer segment played only a part in a downturn that can essentially be attributed to the fact that the integration programme tried to do too much too quickly without establishing a sound base. This had the effect of impacting service. In addition, some of the actions we undertook, most notably with the former City Link franchises, were in the wrong direction. The move away from local to centralised customer account management, for example, had a detrimental impact on customer relationships resulting in lower volumes going through the business and a modest increase in customer attrition.

A series of complex issues have collectively contributed to the trading downturn and we have taken immediate action to improve the situation going forward. Full details are provided in the City Link review on pages 9 through 10. A new management team has been put in place and, in order to ensure ongoing continuity of service for customers and no further disruption, we have taken the decision to pause and review the depot rationalisation programme. We will however continue with Phase One of the integration: the roll out of new mechanical handling equipment and handheld consignment scanners.

The business tracked budget until the end of the third quarter and regular business reviews and forecasts gave no cause for concern. The underlying issues were masked by increased volumes of business from our continuing customers. When that trend reversed in the fourth quarter this, combined with poor new business generation, caused a sudden and marked effect on revenue and profit. The poor fourth quarter trading was due more to poor management of the business than to City Link's markets.

Textiles and Washroom Services delivered a pleasing performance overall. Following a year of flat revenue in 2006, sales growth was a substantial focus and steady portfolio gains were achieved in continental Europe. Although they remain challenging, there was some easing of the market and economic conditions experienced in 2006. Strong growth was achieved in the higher-margin textiles segments including medical, clean room, mats, high-visibility and safety work wear. New processing facilities in Amstetten (Austria), Lokeren (Belgium) and Brie Comte Robert (France) were opened on time and to budget. During the first half, the French operation, which is the group's largest single business, was removed from the turnaround list and has returned to revenue and profit growth.

The UK washroom business remained the most challenged part of the division, undergoing a major re-engineering programme which included the closure of antiquated processing facilities and subsequent transfer of operations to ideally located, modern plants. Following the closure of its loss making garments activities in 2006 and wipers business in the second half of 2007, the infrastructure of the washroom business has been completely changed. This business enters 2008 positioned for future growth.

Overall, 2007 was a year of strong performance in Pest Control with results accelerating in the last quarter. New sales have driven organic growth across continental Europe. The investment in sales and marketing, especially in building our on-line presence, has delivered good results. New residential propositions were launched in the UK, Belgium, Ireland and Portugal and although current

contributions are still small we believe they will make a useful contribution over the next two to three years. A new operational structure is now in place in the UK and as a result, the business has increased revenue and grown its contract portfolio. Returning this business to profit growth in 2008 is a priority for the Pest Control division.

In the UK, Initial Facilities Services has been an important contributor to the cross-selling of other company services and has provided the infrastructure for much of the new Shared Service Centre in Dudley serving the majority of the group's UK businesses. UK Cleaning continues to perform well and the roll-out of service initiatives is helping differentiate the business within its markets whilst protecting margin. The acquisition of Lancaster has expanded our service offering in the important London office cleaning market. In Catering and Hospital Services, lost revenue resulting from the exit of unprofitable contracts has been offset by new contract wins and profits have improved.

The Asia Pacific division achieved strong double-digit growth in 2007, making considerable progress against its plans. Its pest control operations performed particularly well and the prestigious Hong Kong government contract win (the biggest in the group's portfolio) in the first half has redefined the industry standard in the region. During the year we entered the Chinese residential pest control market with the acquisition of Rentokil Taiming in Beijing and launched a number of service extensions including IT Hygiene, Security and fumigation. We continued to expand our footprint in the world's fastest growing region, entering new markets in Korea, Vietnam, India and Brunei.

During the year the group made acquisitions for a gross consideration of £201 million. Of this, £74.5 million was spent in the Asia Pacific division deepening our market positions predominantly in pest control and extending our geographic footprint into high growth economies including China, Korea, Vietnam and India. Outside Asia Pacific, £42.3 million was spent in strengthening our position in the international pest control market with the purchase of Presto-X in the US and six operations in Spain, including Ambigest, making Rentokil the country's leading pest control operation.

The level of acquisition activity was scaled back during the year with the focus of attention shifting to the integration of acquisitions made previously and ensuring the successful delivery of targeted synergy benefits. Disposal activity, mainly comprised the successful sale of the group's former Electronic Security Division, produced net proceeds of £596.8 million.

Looking forward into 2008, and in view of the unacceptable performance from our City Link business, the level of acquisition activity will be significantly lower than over the past two years, allowing the group to rebuild the profitability and cash contribution of City Link and to progress the operational improvements being made across the rest of the business.

Efficiency and process improvement has remained an important operational theme for 2007. During the year, Asia Pacific and Textiles & Washroom Services both launched new regional structures to provide greater management focus and cross border efficiencies. Asia Pacific launched a new three-region structure while Textiles & Washroom Services launched a seven-region structure (replacing 17 head offices in 19 countries). Shared service centres were introduced to provide across function and divisional customer support benefits. In Pest Control a new technical services centre will open in the first quarter of 2008 to support and co-ordinate technical activities across the global pest control operation.

One of the more visible demonstrations of the company's turnaround has been brand clarity. Today we have a clear use of brand across the entire group. In 2007 the launch of Ambius was a major part of the brand development programme and the response from customers and employees has been exceptional. The Ambius brand was launched in 11 countries and will complete the programme on schedule in North America in the first half of 2008. The Rentokil brand is particularly well known and as part of a brand refresh which was developed in 2007, a new, modern visual identity for vehicles, uniforms, marketing and other branded elements will begin to roll out in 2008.

The online development programme for all group brands continued to make good progress in 2007. 75 web sites in local languages and by brand have been launched. Web enquires and traffic both increased significantly during the year. In the UK a greater number of business enquiries for Rentokil services are delivered through the web than via traditional advertising routes such as business directories.

Outlook for 2008

While no business is immune to the impact of a possible global economic downturn, we expect our Pest Control, Textiles & Washroom, Facilities Services, Asia Pacific and Ambius divisions to deliver modest growth in 2008.

City Link's trading in the first weeks of the year remains poor and the trends seen in the fourth quarter appear to be continuing. As this is a trend business, improvements will take time to come though and profit for 2008 will therefore depend on the speed with which we can reverse these trends. In January City Link was loss making and its adjusted operating profit was £4 million lower than in January 2007. As a result, it is possible that the business may not trade better than breakeven levels in 2008.

This means that 2008 adjusted profit before income tax for the group is expected to be significantly lower than 2007 and will be heavily dependent on the performance from City Link.

Our focus this year will be on rebuilding the profitability of City Link and progressing the operational improvements made across the rest of the group. We expect the level of acquisition activity will be significantly less than over the last two years.

OPERATING REVIEW

In all cases, references to operating profit are for continuing businesses before amortisation of intangible assets (other than computer software and development costs). References to adjusted operating profit and adjusted profit before income tax also exclude items of a one-off nature, totalling a net cost of £28.4 million (2006: £22.6 million) that have impacted the results for the period. They relate to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties in the UK washroom business. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in appendix 4. This commentary reflects the management divisional structure and not the statutory segmental information (see note 1c). All comparisons are at constant 2006 full year average exchange rates.

Fourth Quarter

Revenue for continuing businesses was 11.2% higher than last year at £576.0 million. Organic revenue growth declined by 0.6%, held back by City Link. Excluding City Link, organic growth in the quarter was 2.0%. All businesses reported higher revenue than in 2006 except for the Textiles and Washroom division which posted a 0.5% decline attributable to our exit from German Hospital Services and wipers activity in the UK.

The quarterly portfolio gain of 1.4% or £21.3 million was made up of new business wins of £38.7 million, acquisitions/disposals of £11.5 million and net additions/reductions of £16.0 million, offset by terminations of £44.9 million, implying a customer retention rate of 88.2% (2006: 89.3%).

Adjusted operating profit grew by 8.7% against the same quarter a year ago to £81.1 million with solid growth in Pest Control, Asia Pacific, Facilities Services and Ambius offset by a fall in City Link. Adjusted profit before income tax rose by 8.7% to £63.7 million. Net margin decreased to 11.1% (2006: 11.3%). Statutory profit before income tax was £35.7 million, an increase of 7.5% (2006: £33.2 million).

Full Year

Full year revenue of £2,216.7 million was 20.3% higher than 2006 with all segments increasing their revenue. Group organic growth was 3.0% with all businesses except City Link reporting positive outcomes for the year. Excluding City Link, group organic growth was 3.8% compared with 2.7% in 2006. The contract portfolio expanded by £119.2 million or 8.4%. New business wins contributed £173.9 million, acquisitions/disposals £72.7 million and net additions/reductions £49.6 million whilst terminations were £177.0 million. The group's overall customer retention rate was 87.5% compared to 88.4% for 2006.

Adjusted operating profit rose by 8.8% over the year to £280.8 million with gains delivered by City Link as a result of acquisitions, Asia Pacific, Facilities Services and Ambius. Full year profits in Pest Control and Textiles and Washroom were flat, held back in each case by the performance of their UK

businesses, which remain the subject of turnaround initiatives. In both cases, however, these businesses improved quarter on quarter.

Adjusted profit before income tax of £211.4 million represented a 1.1% increase on last year as second half profit growth offset the decline in first half profit at this level. Net margin was 9.5% for the year as a whole, compared with 11.3% last year. Although full year margins were lower than 2006, the trend has been improving quarter-by-quarter. Statutory profit before income tax from continuing operations was £142 million (2006: £165.4 million).

DIVISIONAL PERFORMANCE

Textiles and Washroom Services

£ million	Fourth Quarter			Full Year		
	2007	**2006**	***change***	**2007**	**2006**	***change***
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**1.9**	6.6	[redacted]	**4.7**	9.5	[redacted]
Revenue	**152.3**	153.0	*(0.5%)*	**603.0**	595.4	*1.3%*
Operating profit (before amortisation of intangible assets[1])	**28.6**	23.7	*20.7%*	**105.9**	92.1	*15.0%*
One-off items	**(1.8)**	2.9	-	**2.1**	16.3	*(87.1%)*
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**26.8**	26.6	*0.8%*	**108.0**	108.4	*(0.4%)*

[1] Other than computer software and development costs

Although adjusted operating profit was broadly flat compared with 2006, the Textiles and Washroom Services division performed significantly better in 2007. The business was stabilised and returned to year on year profit growth after the first quarter. This represents a considerable improvement on 2006 when the division posted an 18.7% decline in adjusted operating profit on flat revenue. Revenue growth was 1.3% of which, organic growth was 2.3%.

Following a year of flat revenue in 2006 efforts were focused on restoring the division to sales growth in 2007 and the business has achieved some steady portfolio gains throughout the period in continental Europe. 2007 operating profit was down on 2006 in the first half of the year but showed modest growth in the second.

The UK business, which accounts for 12% of divisional revenue, has remained the most challenged part of the division, undergoing a major re-engineering programme during the year. Following the closure of its loss making linen and garment activities in 2006, and wipers business in the second half of 2007, the infrastructure of the washroom business has been completely changed. This was a necessary step in the plan to return this important part of the business to growth.

Although they remain challenging, the market and economic conditions experienced in continental Europe during 2006 eased slightly with customer garment volumes improving modestly. Pricing is competitive and we expect it to remain so in 2008.

During the year we completed a management restructuring of the continental European business, creating a new role of Operations Director and merging the former 19-country national structure into seven regions. This move is improving efficiency and will also help us to develop and manage a number of international accounts.

The biggest turnaround programme during 2007 centred on the UK washroom business which underwent major infrastructure changes. In the fourth quarter we announced the closure of our plants at Bradford and Chorley allowing us to complete the transfer of roller-towel and mats processing to three new modern sites in Reading, Birmingham and Glasgow by the end of January 2008, and exit the wipers business. The development of these three new laundry plants and a significant number of new service centres were major achievements as we exited the year. The physical infrastructure changes to this business are now complete. Despite the reorganisation, the UK business was able to reduce the rate of washroom portfolio attrition during the year. The overall effect has been a deceleration in the rate of decline of performance ending with Q4 profit level with prior year. For the full year, profits were £3.3 million lower than last year, but we enter 2008 with a restructured business positioned for future development.

In France, the industrial sector of the textiles business has seen a steady trend of customer development during the year and as a result the business exited the year with a number of important contract wins. The revised organisational structure put in place during 2006 has restored greater profit and loss accountability within the business, which is the largest contributor to profit in the division. The washroom business has seen consistent portfolio growth throughout the year. This can be attributed to a combination of some creative client solutions and also the impact of the sale of the CWS business to Elis. On the strength of its return to profit and revenue growth (up by £8.0 million and 3.8% respectively over 2006) the business was taken off the turnaround list during the year.

During the period, the Netherlands business returned to profit and revenue growth, posting full year increases of £2.0 million and 2.1% respectively. This is a result of a new management team introduced earlier in the year, a smaller but more effective sales team and an improving contract portfolio position.

In last year's report we announced plans to exit our loss-making hospital services business in Germany. We secured a successful exit from the business in the fourth quarter of the year. This led to a 6.9% decline in revenue compared to the prior year, but has assisted profit which is up £0.8 million in the year.

Revenue increased in the division's business in Belgium by 3.2% over last year but higher costs associated with the settling down of the new plant at Lokeren resulted in a decline in adjusted operating profit in the second half, which held full year profits growth to £0.2 million.

All of the division's smaller continental European businesses recorded higher revenue in 2007 and, in general, higher profits. The change from a country to a regional management structure will help reduce overheads in these businesses in 2008. Some small acquisitions have been undertaken during the year in Poland and Sweden to build scale.

A number of capital investment programmes continued in continental Europe in 2007. The developments in Amstetten in Austria, Lokeren in Belgium and Brie-Comte Robert in France were all completed to budget and on time. A new plant for Prague in the Czech Republic continues in development and is due to open on schedule in the autumn of 2008. The total investment associated with these projects is estimated to be £21.0 million, of which £17.5 million was spent in 2006 and 2007 with the balance to follow in 2008.

Restructuring and other one-off costs in the division were a net £2.1 million (2006: £16.3 million), because costs were offset by the profit on sale of surplus UK washroom property of £10.7 million. Costs were incurred in plant closure in Belgium, the closure of the wipers business in the UK, UK branch closures and management reorganisation and redundancy. The division continues to explore opportunities to improve procurement and supply chain efficiency, but it is not yet clear whether this will result in restructuring or other one-off costs being incurred in 2008.

Pest Control

£ million	**Fourth Quarter**			**Full Year**		
	2007	**2006**	***change***	**2007**	**2006**	***change***
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**3.3**	1.0	[redacted]	**33.4**	53.3	[redacted]
Revenue	**80.9**	69.9	*15.7%*	**310.4**	278.3	*11.5%*
Operating profit (before amortisation of intangible assets[1])	**17.8**	10.8	*64.8%*	**65.4**	61.4	*6.5%*
One-off items	**-**	4.6	-	**0.7**	6.8	*(89.7%)*
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**17.8**	15.4	*15.6%*	**66.1**	68.2	*(3.1%)*

[1] Other than computer software and development costs

Overall, 2007 was a year of strong performance in Pest Control with results accelerating as anticipated in the last three months of the year. Fourth quarter adjusted operating profit increased by 15.6% on revenue up 15.7% year on year. The major drivers of improvement in Q4 were the tighter management of off-season productivity in North America, contributions from Presto-X in-line with the acquisition business case and strong growth, both organic and acquired, in Europe. Full year revenue increased by 11.5% and adjusted operating profit was down 3.1% on 2006. However, had it not been for the impact of the inclusion of a full first quarter of seasonal losses in the US business acquired on 1 March 2006, profit would have shown an improvement year on year. In addition, comparisons with

2006 reflect the transfer of R&D costs previously borne centrally to the division which took place at the end of 2006 and which amounted to some £3.0 million per annum. Divisional margin performance improved as the year progressed, beginning the year 9.5 percentage points down on Q1 2006 and closing at the same levels as Q4 2006.

The new Rentokil.com website was successfully rolled out to Rentokil branded businesses representing 91% of divisional revenue. By December we were experiencing a fourfold increase in the number of visitors to the site over the previous year and web-based enquiries are now higher than enquiries sourced from the Yellow Pages in both the UK and Spain.

During 2007 we launched new residential propositions in the UK, Belgium, Ireland and Portugal and, whilst outside North America the overall contribution from these customers is still small, we believe we now have the makings of a residential service offering which will make a useful contribution in the medium term.

Divisional spend on acquisitions in the year was £42.3 million. The major acquisitions were Presto-X in North America and a further six in Spain including Ambigest, which together made Rentokil Spain's leading pest control operation.

Continental Europe continued to build on the progress delivered in 2005 and 2006 and demonstrated a strong performance throughout the year. Revenue grew by 10% driving profit growth of £2.9 million. Overall organic growth was 5.7% and was particularly good in the important markets of Spain (10.6%), Italy (7.6%), Ireland (9.3%) and the Netherlands (7.3%). In addition, good progress was made in gaining market share through acquisitions in Spain, Italy, Germany and France. During the year we also took our first step into the Baltic States, entering Estonia through the acquisition of two small businesses.

During the year we completed the extensive reorganisation of our UK pest control business. Its new management team has focused on growing the business by driving sales and improving customer retention through higher quality service delivery. Against 2006, Q4 revenue grew by 5.8% (against a decline of 9.6% in Q1). Retention levels strengthened further during the quarter to an annualised rate of 81.8% and the contract portfolio has now grown by 2.5% since the beginning of 2007. Q4 profit, however, still lagged 2006 by £0.6 million as the business adjusted to its new operating model, but represents a significant improvement on the £1.2 million decline posted in Q1. Returning this business to profit growth in 2008 is a priority for the Pest Control division.

North America recovered from a weak start to finish strongly. The cool weather and a late start to the season adversely impacted profit in the first half, but actions to improve J C Ehrlich's off-season productivity in Q4 have been partly responsible for improving profit by 12.0% on like for like revenue up by 6.2% on 2006. Although still early days since acquisition, Presto-X is delivering to expectations and we are confident that we have acquired a high-quality business that expands our national footprint in the United States into an additional 16 states. This is a continuation of our strategy to build market share through regional anchors delivering both residential and commercial pest control.

Copesan, a US organisation of independent pest control companies has recently taken steps to exclude JC Ehrlich and Presto-X from membership. This matter is under negotiation but represents a small risk to the division's US revenue base in the short-term.

The recent indications of economic slowdown have not yet impacted demand for pest control services and at this stage we anticipate largely unchanged market conditions for 2008. We will continue to focus on growing organically through improved sales and marketing capability, better and more integrated systems and high levels of customer service.

City Link

£ million	Fourth Quarter			Full Year		
	2007	2006	*change*	2007	2006	*change*
At 2006 constant exchange rates:						
Revenue	**106.5**	86.9	*22.6%*	**417.1**	213.3	*95.5%*
Operating profit (before amortisation of intangible assets[1])	**(13.4)**	14.3	-	**19.4**	34.8	*(44.3%)*
One-off items	**19.7**	1.3	-	**25.4**	1.3	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**6.3**	15.6	*(59.6%)*	**44.8**	36.1	*24.1%*

[1] Other than computer software and development costs

Revenue from City Link increased by 95.5% during 2007 delivering a 24.1% increase in adjusted operating profit before tax, reflecting the impact of the acquisitions of the former City Link franchises and Target Express business. Network turnover grew only by a modest 1.9% during the year, depressed as a result of poor volumes in the fourth quarter when the expected surge of volumes in the approach to Christmas did not occur.

Until October, City Link's performance tracked budget month-by-month and the business exited the third quarter with network growth up 4.7%. However in December we issued a trading statement stating that fourth quarter profits were likely to be up to £10 million below our expectations as a result of a further volume decline in the B to C segment in the ten weeks before Christmas. We attributed this slowdown to weaker consumer spending in a challenging retail environment.

Since then we have conducted a detailed analysis into the trends in City Link's revenue base. We have concluded that although there was an impact from downtrading in the business to consumer segment of the business, this played only a part in a downturn that can essentially be attributed to the fact that the integration programme tried to do too much too quickly without establishing a sound base. This had the effect of impacting service. In addition, some of the actions we undertook, most notably with the former City Link franchises, were in the wrong direction.

The fourth quarter profit shortfall anticipated at the time of the December trading statement can be explained as follows. Revenues during the period fell well short of expectation as a result of down trading by existing customers, a modest increase in customer attrition and the fact that this lost revenue was not replaced by sales generated from new business. In addition, the UK parcels industry has over the years experienced a gradual decline in revenue per consignment (RPC) – our measure of average price. Historically this has not had a detrimental effect on City Link profits because strong volume growth and the benefits from operational leverage on our fixed cost base have offset price erosion. However in 2007, City Link's network RPC fell somewhat further than expected and this combination of lower volumes at cheaper RPC is the principal reason for the Q4 profit shortfall. This was further compounded by the fact that City Link carried excess cost in the fourth quarter in anticipation of the pre-Christmas surge in volumes which failed to materialise.

The business's foundation for integration was not solid enough to cope with the degree of changes being put through the combined networks and the depot integration programme had a temporary negative impact on service levels, most notably around the time of the introduction of cage handling into the Target Express network and the integration pilot in the late summer. As a result we have lost some customers, unsettled others causing them to down trade with us and issued an increased number of service credits as compensation for poor service. These service credits exacerbated the fall in RPC. A hiatus in sales management during the first half of the year also led to an inadequate new business pipeline.

In addition to the mid-year service issues described above, poor account management of the small to mid-size ex-franchise customers may be the principal reason for the lost business highlighted above. The move from a local to more centralised account management system unsettled customers who had formed strong relationships with former franchisees, most of whom left the business post acquisition. In addition, as we moved to integrate depots, relevant management positions were not appointed quickly enough to take effective ownership of their additional new customer base.

The issues outlined above became apparent very suddenly and with no obvious warning and have seriously impacted the financial performance of City Link. The business tracked budget until the beginning of October and was actually forecasting an above-budget full year out-turn until August. Despite regular reviews and updates, nothing untoward came to light or was expected. The underlying issues were masked by increased volumes of business from our continuing customers.

When that trend reversed in the fourth quarter this, combined with poor new business generation, caused a sudden and marked effect on revenue and profit.

We have taken immediate action to address these issues. Peter Cvetkovic, the former CEO of Target Express, replaced Michael Cooke as Managing Director on 18 February 2008 with a clear focus on restoring the profitability of the business. In order to ensure continuity of customer service we have taken the decision to pause the depot rationalisation programme until such time as our systems, processes and account management have been improved. We will however continue with Phase One of the integration, the roll out of mechanical handling equipment and handheld consignment scanners, as they are delivering service and operational benefits within the depots.

Other actions undertaken since December include the roll-out of a new account management structure which aims to build direct relationships between customers and their local depots. The account management team is being further strengthened by new appointments and CRM training programmes for both new and existing managers, are currently underway.

A new senior leadership team is in place within City Link's sales & marketing operation and has created a stronger pipeline of new business prospects than in 2007, converting several into new customers within the last eight weeks. Recruitment for field sales is ongoing.

The mid-year service issues experienced at the time of the depot closure pilot and the change to cage handling in the Target Express network have been resolved. The operation of the hubs, their sort times and last trunk arrivals is on plan. The roll-out of hand-held, real-time proof of delivery equipment is resulting in faster, better and more transparent service information, and improved depot scanners are ensuring end-to-end visibility and control. A project is nearing completion to allow online updating of autogazetteers on customer sites which will help ensure that timed deliveries are not delayed by incorrect labelling and routing.

Although we have made tangible progress in addressing the problems that have been discovered since the trading downturn at the end of last year, it is clear that there is much to do to restore the enlarged City Link business back to its former profitability.

The challenging conditions experienced in the fourth quarter have continued into this year in terms of revenue, RPC and, to an extent, cost. As this is a trend business, improvements will take time to come though and profit for 2008 will therefore depend on the speed with which we can reverse these trends. In January 2008 City Link was loss making and its adjusted operating profit was £4.0 million lower than January 2007. It is possible that the business may not trade better than breakeven levels in 2008.

For the five years up to 2006, City Link and Target Express businesses were the UK's leading and fastest growing overnight parcels delivery businesses, consistently outpacing market growth. Their positioning, service profiles and geographies represented a tight fit and the economies of putting the two businesses together looked compelling. Our problem has been in execution of the plan. Despite the business's unacceptable short-term financial performance, the new management team is highly motivated to achieve its original financial goals and potential. Our priorities for 2008 will be on delivering strong account management for customers, improving customer facing systems and processes and ensuring that our information systems provide greater visibility and control.

City Link has incurred one-off integration costs of £25.4 million in 2007 (2006: £1.3 million). The largest component of this, £16.3 million, is a provision for the costs of exiting the surplus leasehold depots. The remaining non-property integration costs are estimated at around £5.0 million. Our estimate of the eventual synergies from the integration remains unchanged at not less than £15 million per annum. However, the timing of these benefits and integration costs is dependent on the branch integration timetable. This is under review.

Ambius

£ million	Fourth Quarter			Full Year		
	2007	2006	*change*	2007	2006	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	-	1.9	[redacted]	**1.8**	3.9	[redacted]
Revenue	**34.1**	32.1	*6.2%*	**112.4**	105.8	*6.2%*
Operating profit (before amortisation of intangible assets[1])	**5.1**	4.2	*21.4%*	**9.1**	7.4	*23.0%*
One-off items	-	0.3	-	-	0.6	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**5.1**	4.5	*13.3%*	**9.1**	8.0	*13.8%*

[1] Other than computer software and development costs

2007 was a significant year for the business. All 11 European countries in which we operate were re-branded to Ambius and North America will follow in the first quarter of 2008.

Ambius' total revenue of £112.4 million for the full year represented an increase of 6.2% over 2006, generating adjusted operating profit of £9.1 million, an increase of 13.8% over prior year. Operating margin increased from 7.6% in 2006 to 8.1%, despite the £1.0 million of re-branding costs charged against operating costs.

The North American business, the division's largest operation and representing 57% of 2007 revenues, continued to build on the solid progress achieved in 2006. This business is the only player in the market able to offer a national service to large, multi-site organisations. Revenue grew by 6.4% during the period, a result of a 2.0% increase in contract portfolio and a 10% increase in job sales. A combination of strict control on costs and record sales of higher-margin Christmas items generated a growth in profit of 17.3%.

With the exception of the UK, Europe delivered excellent performance growing revenue by 9.9% leading to profit improvement of 68.8%. Revenue and profit in the UK declined 5.6% and 29.2% respectively year on year but the new management team recruited in 2007 is making progress in addressing performance issues in this market. Quarterly revenue trends are now improving, although this has yet to show through to profits.

During the course of 2007, Ambius made a number of acquisitions for a consideration of £3.1 million. In addition, it has expanded its product and service offerings to include ambient scenting, art sales and rentals, fresh fruit baskets delivery and online order and delivery of fresh cut flowers in selected markets.

The business has some exposure to economic downturn in the US which could affect plant sales and customer retention in affected segments (e.g. financial institutions). However, despite weakened consumer confidence towards the end of 2007, Ambius produced record sales in the approach to Christmas. We are seeing less evidence of economic pressure in Europe. Brand extension services across the business will aim to offset any downturn in trading.

Facilities Services

£ million	Fourth Quarter			Full Year		
	2007	2006	*change*	2007	2006	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**11.1**	32.4	[redacted]	**47.0**	62.9	[redacted]
Revenue	**151.3**	138.6	*9.2%*	**585.7**	519.2	*12.8%*
Operating profit (before amortisation of intangible assets[1])	**11.3**	5.7	*98.2%*	**38.7**	27.4	*41.2%*
One-off items	**0.2**	2.4	*(91.7%)*	**0.2**	3.8	*(94.7%)*
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**11.5**	8.1	*42.0%*	**38.9**	31.2	*24.7%*

[1] Other than computer software and development costs

Initial Facilities Services delivered a good performance in 2007, increasing revenue by 12.8% and adjusted operating profit by 24.7%. The Netherlands cleaning business was sold in the third quarter. Excluding acquisitions and disposals, revenue grew organically by 3.9%. The focus on expanding

group services into existing customers, an activity in which this division takes the lead, is also beginning to show rewards.

In the UK, Cleaning revenue increased by 22.1% to £318.8 million (2006: £261 million), largely as a result of increased contract turnover and portfolio growth coming from the acquisitions of InSitu and Lancaster. Adjusted operating profit from Cleaning was £2.3 million higher than in 2006 due principally to higher volumes and acquisitions. Margins remain under pressure and management remains focused on cost and productivity. We are implementing a number of service initiatives including the "SmartClean" daytime cleaning concept; RAPID customer account management - an industry first in remote management of cleaning contracts; and streamlining our operating structure to offset price pressure. Annualised customer retention rates fell in the second half largely as a result of one major loss and a 25% reduction in contract scope by our largest customer.

During the year, revenues in the catering service business declined to £59.7m following our decision to exit a number of unprofitable schools contracts. Contract wins effective from Q4 will offset much of this revenue loss and at better margins. The catering business is now profitable (it made a loss of £0.8m in 2006) due to both the above factors and the success of procurement initiatives on food purchasing and distribution.

Hospital Services, which provides cleaning, catering and porterage services to NHS hospitals in the UK and independent healthcare sector, recorded revenue up 10.5% at £62.8 million and profit up 33.8%. Focus has been on improving efficiency generally and addressing a number of unprofitable contracts.

Our specialist hygiene businesses increased revenues by 26% to £52.0 million and profit by £1.1 million, largely as a result of the acquisition of Technivap in France in January 2007.

Improved profitability in Catering and Hygiene Services offset the continued margin pressure in UK Cleaning to give a divisional margin of 6.6% for 2007, compared with 6.0% for the prior year.

In UK Cleaning, market conditions during 2008 are expected to remain unchanged on 2007 with pressure on margins continuing, particularly in the retail sector. We continue to roll out service initiatives across the business to add value and differentiate ourselves from competitors. Retention and new business will be a key focus for 2008. In Catering the focus for growth is on the business and industry segment but returns on education contracts are improving. In Hospital Services we will continue to focus on growth opportunities outside the NHS.

Asia Pacific

£ million	**Fourth Quarter**			**Full Year**		
	2007	**2006**	***change***	**2007**	**2006**	***change***
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**4.7**	7.7	[redacted]	**30.2**	22.0	[redacted]
Revenue	**43.1**	30.0	*43.7%*	**158.3**	102.1	*55.0%*
Operating profit (before amortisation of intangible assets[1])	**10.2**	5.8	*75.9%*	**31.0**	20.2	*53.5%*
One-off items	**-**	2.2	-	**-**	3.4	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**10.2**	8.0	*27.5%*	**31.0**	23.6	*31.4%*

[1] Other than computer software and development costs

Asia Pacific achieved strong double-digit growth in 2007 with revenue up 55% at £158.3 million and adjusted profits up 31.4% at £31 million. Organic revenue growth was 12.0% compared with 5.7% for 2006. The division's contract portfolio grew by 29.3%, 18.2% excluding acquisitions. The strongest revenue and profit growth came from Rentokil Pest Control.

Rentokil Pest Control continued to demonstrate strong performance and achieved triple-digit growth in revenue and profit, boosted by the Hong Kong Government pest control contract and strong organic growth and acquisitions in Australia, New Zealand, Malaysia, Singapore, Thailand and China. The financial and commercial performance of Rentokil Taiming (China) and Rentokil Ding Sharn (Taiwan) have been particularly encouraging. Pest Control revenue was £64.8 million (2006: £31.5 million).

Initial Washroom Services ended the year well ahead of 2006, achieving double-digit growth in revenue and profit in its key markets of Australia, Singapore, Malaysia, Indonesia and Hong Kong. Washroom revenue (excluding our associate in Japan) was £74 million (2006: £61.7 million).

Ambius tropical plants in Australia demonstrated solid progress with both revenue and profit more than double last year as a result of strong organic growth and acquisition activity during the year.

During the year we continued our strategy of building stronger market positions to expand our footprint, investing £74.5 million on acquisitions. The largest transaction was Campbell Brothers, an Australian pest control business. Other notable acquisitions included Taiming Pest Control in China, One-Stop Fumigation and Pesterminator in Singapore.

In 2008 we continue to expect growth ahead of the western economies. Approximately two-thirds of the division's profits are currently sourced in Australia, where we continue to see opportunities to improve the performance of our business. However, growth in North Asia and South East Asia is running well ahead of Australia and over time the balance of the division's businesses will shift towards Asia.

Other (South Africa)

£ million	Fourth Quarter			Full Year		
	2007	2006	*change*	2007	2006	*change*
At 2006 constant exchange rates:						
Portfolio – net movement (appendix 1)	**0.3**	0.1	[redacted]	**2.1**	1.3	[redacted]
Revenue	**7.8**	7.3	*6.8%*	**29.8**	29.1	*2.4%*
Operating profit (before amortisation of intangible assets[1])	**3.3**	3.0	*10.0%*	**11.4**	11.8	*(3.4%)*
One-off items	**-**	0.4	-	**-**	(0.4)	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1])	**3.3**	3.4	*(2.9%)*	**11.4**	11.4	-

[1] Other than computer software and development costs

Adjusted operating profit in the South African business was unchanged from 2006 although revenue increased by 2.4%. The Pest Control division was the main driver of growth, increasing revenue by 11.2% and adjusted profit by 14.6%. The turnaround of the larger Initial Washroom division has been the main focus of the year where turnover and adjusted profit were flat. However, profit performance against the prior year has been improving during 2007 and we expect further gains in 2008.

FINANCIAL ITEMS

Central Costs

£ million	Fourth Quarter			Full Year		
	2007	2006	*change*	2007	2006	*change*
At 2006 constant exchange rates:						
Central costs	**0.1**	(9.6)	-	**(28.5)**	(19.5)	*(46.2%)*
One-off items	**-**	2.6	-	**-**	(9.2)	-
Central costs before one-off items	**0.1**	(7.0)	-	**(28.5)**	(28.7)	*(0.7%)*

Central costs for the quarter were £7.1 million below the same quarter last year, mainly as a result of the partial reversal of 2006 and 2007 LTIP charges, the reassessment of bonus and similar provisions (reflecting lower-than-expected profits for the year) and the release of certain property provisions due to favourable changes in sub-let income. In the full year, there were a number of non-recurring charges and credits which have not been treated as one-off items as they are not linked to the group's restructuring programme. The largest two items which occurred in the second quarter were an asset retirement, together with associated charges, of £10 million and the £10 million net release of surplus property and environmental provisions. This followed a successful exit from onerous lease liabilities at a large site in Maldon, Essex. A cash payment of £13.2 million was made and the associated provisions were released. In addition, start-up costs of some £3.0 million were incurred in the first half

on setting up the UK Shared Service Centre in Dudley. The run-rate of central costs is expected to be around £9.0 million per quarter in 2008.

One-off Items

Details of the one-off items incurred in the period for which adjustments have been made are set out in Appendix 4. They relate to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties in the UK washroom business. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods.

Across the group, the net cost of these one-off items for the year was £28.4 million, compared with £22.6 million last year. This represents costs of £39.1 million offset by profit of £10.7 million on the disposal of surplus UK washroom properties. Of the costs, £25.4 million related to the integration of City Link and Target Express. Another £12.8 million was incurred in the rationalisation of Textiles and Washroom with a further £0.9 million to complete the UK Pest Control and Facilities Services rationalisation programmes. £18.3 million of the City Link integration costs are provisions for the estimated cost of exiting surplus leasehold depots.

Interest

Net interest payable for the year was £71.9 million, a £20.8 million increase over the prior year. Of the increase, approximately £6.1 million was attributable to higher levels of average debt and £14.7 million to effective interest rates which were, on average, approximately 1.3% higher than in 2006.

The interest charge was reduced by approximately £7.7 million in the third quarter and approximately £8.7 million in the fourth quarter as a result of the receipt of £533 million in early July and £92 million in late December following the sale of the group's Electronic Security division. Approximately £800 million of the group's forecast debt is at fixed rates of interest averaging 5.8%. The balance is exposed to LIBOR.

Tax

The blended headline rate for 2007 was 30.0% (2006: 30.7%). This represents the weighted headline tax rates appropriate to the countries in which the group operates. The income statement tax charge for 2007 for continuing businesses was 21.3% of profit before tax from continuing operations, compared with 20.1% for 2006. The principal factor that caused the effective tax rate to be lower than the blended rate is the release of provisions for prior year items as the positions are now agreed with the relevant tax authorities. The blended headline rate for 2008 is expected to be approximately 29.3%.

Discontinued Operations

Our Electronic Security division was sold during the year at a headline price of £595 million. The sales of the UK, Netherlands and US businesses were completed in early July 2007 and the French business completed in December, following regulatory approval by the French authorities. As a result the activities of the division have been treated as discontinued operations and excluded from the profit before income tax shown on page 2. Revenue from the Electronic Security division for the periods to completion was £181.2 million, generating adjusted operating profit of £25.7 million before amortisation of intangible assets (excluding computer software and development costs). Profit on sale of the division was £524.8 million on which no tax is expected to be paid.

Dividends

The board has recommended an unchanged final dividend of 5.25p per share which, if approved, will be payable on 23 May 2008 to shareholders on the Register on 18 April 2008. The total dividend for the year will be 7.38p, the same as last year. The board's dividend policy remains unchanged and the dividend will not be increased until the group returns to sustainable profitable growth.

Cash Flow and Debt

Operating cash flow was £188.1 million compared with £211 million in the prior year. Although EBITDA was £36.2 million better than last year (reflecting the non-recurrence of losses incurred in the UK linen and workwear business in 2006 and partially offset by the disposal of Electronic Security in July 2007), the working capital and net capex outflows were £46 million and £13.1 million worse than 2006, leaving operating cash flow £22.9 million below last year. The working capital outflow has three main components: the payment made to exit the onerous property in Essex; the cash payment in 2007 of certain reorganisation costs provided at the end of 2006; and an increase in trade receivables consistent with the increase in fourth quarter revenues.

Free cash flow was £102.1 million (2006: £128.6 million) reflecting lower net tax payments following the receipt of certain refunds in the first half.

Acquisition activity resulted in a cash outflow of £197.4 million for the year with receipts from disposals (mainly Electronic Security) producing an inflow of £596.8 million. Payments of £80 million were made to, or for the benefit of, the UK Pension Scheme during the year.

At 31 December, net debt was £947.1 million. The group currently has £852 million of committed bank finance with available headroom of £775 million at the end of February 2008. This is adequate to deal with the group's foreseeable requirements and also to provide cover for 2008's capital market maturities (€100 million in July 2008 and £250 million in November 2008) in the event that the debt capital markets remain difficult for the remainder of the year.

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 months to 31 December 2007 (unaudited)

£m at constant 2006 exchange rates	1.10.07	New Business	Terminations	Net Additions/ Reductions	Acquisitions / Disposals	31.12.07
Textiles & Washroom Services	574.3	13.7	(17.2)	3.3	2.1	576.2
Pest Control	244.5	8.8	(9.2)	2.2	1.5	247.8
Ambius	90.1	1.9	(3.2)	0.8	0.5	90.1
Facilities Services*	450.3	8.4	(10.5)	7.7	5.5	461.4
Asia Pacific**	128.6	5.0	(3.7)	1.5	1.9	133.3
Other	28.5	0.9	(1.1)	0.5	-	28.8
TOTAL	1,516.3	38.7	(44.9)	16.0	11.5	1,537.6

12 months to 31 December 2007 (unaudited)

£m at constant 2006 exchange rates	1.1.07	New Business	Terminations	Net Additions/ Reductions	Acquisitions / Disposals	31.12.07
Textiles & Washroom Services	571.5	54.6	(57.2)	14.8	(7.5	576.2
Pest Control	214.4	35.1	(33.2)	9.3	22.2	247.8
Ambius	88.3	7.6	(11.0)	3.5	1.7	90.1
Facilities Services*	414.4	43.7	(57.3)	15.7	44.9	461.4
Asia Pacific	103.1	29.6	(14.4)	3.6	11.4	133.3
Other**	26.7	3.3	(3.9)	2.7	-	28.8
TOTAL	1,418.4	173.9	(177.0)	49.6	72.7	1,537.6

Notes

Contract portfolio definition: Customer contracts are usually either "fixed price", "as-used" (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases – especially "as-used" (based on volume) and mixed contracts – estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

"As-used" contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant "as-used" element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2006 constant exchange rates)	3 months to 31 December 2007 £m (unaudited)	3 months to 31 December 2006 £m (unaudited)	Year ended 31 December 2007 £m (unaudited)	Year ended 31 December 2006 £m (audited)
Business Analysis				
Revenue				
Textiles & Washroom Services	152.3	153.0	603.0	595.4
Pest Control	80.9	69.9	310.4	278.3
Ambius	34.1	32.1	112.4	105.8
City Link	106.5	86.9	417.1	213.3
Facilities Services	151.3	138.6	585.7	519.2
Asia Pacific	43.1	30.0	158.3	102.1
Other	7.8	7.3	29.8	29.1
Continuing operations at 2006 constant exchange rates	576.0	517.8	2,216.7	1,843.2
Exchange	3.7	(5.4)	(13.3)	-
Continuing operations at actual exchange rates	579.7	512.4	2,203.4	1,843.2
Operating profit*				
Textiles & Washroom Services	28.6	23.7	105.9	92.1
Pest Control	17.8	10.8	65.4	61.4
Ambius	5.1	4.2	9.1	7.4
City Link	(13.4)	14.3	19.4	34.8
Facilities Services	11.3	5.7	38.7	27.4
Asia Pacific	10.2	5.8	31.0	20.2
Other	3.3	3.0	11.4	11.8
Central costs	0.1	(9.6)	(28.5)	(19.5)
Continuing operations at 2006 constant exchange rates	63.0	57.9	252.4	235.6
Exchange	1.0	(1.1)	(1.3)	-
Continuing operations at actual exchange rates	64.0	56.8	251.1	235.6
Adjusted operating profit**				
Textiles & Washroom Services	26.8	26.6	108.0	108.4
Pest Control	17.8	15.4	66.1	68.2
Ambius	5.1	4.5	9.1	8.0
City Link	6.3	15.6	44.8	36.1
Facilities Services	11.5	8.1	38.9	31.2
Asia Pacific	10.2	8.0	31.0	23.6
Other	3.3	3.4	11.4	11.4
Central costs	0.1	(7.0)	(28.5)	(28.7)
Continuing operations at 2006 constant exchange rates	81.1	74.6	280.8	258.2
Exchange	1.0	(1.1)	(1.3)	-
Continuing operations at actual exchange rates	82.1	73.5	279.5	258.2

* Before amortisation of intangible assets other than computer software and development costs.
** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 31 December 2007 £m (unaudited)	3 months to 31 December 2006 £m (unaudited)	Year ended 31 December 2007 £m (unaudited)	Year ended 31 December 2006 £m (audited)
Business Analysis				
Revenue				
Textiles & Washroom Services	157.6	151.2	605.5	595.4
Pest Control	79.8	68.5	302.7	278.3
Ambius	32.6	31.3	107.4	105.8
City Link	106.5	86.9	417.1	213.3
Facilities Services	152.3	138.4	586.2	519.2
Asia Pacific	43.9	29.6	158.0	102.1
Other	7.0	6.5	26.5	29.1
Continuing operations at actual exchange rates	579.7	512.4	2,203.4	1,843.2
Operating profit*				
Textiles & Washroom Services	29.7	23.4	106.4	92.1
Pest Control	18.0	10.5	64.8	61.4
Ambius	4.9	4.1	8.7	7.4
City Link	(13.4)	14.3	19.4	34.8
Facilities Services	11.3	5.7	38.7	27.4
Asia Pacific	10.5	5.7	31.4	20.2
Other	3.0	2.7	10.2	11.8
Central costs	-	(9.6)	(28.5)	(19.5)
Continuing operations at actual exchange rates	64.0	56.8	251.1	235.6
Adjusted operating profit**				
Textiles & Washroom Services	27.9	26.3	108.5	108.4
Pest Control	18.0	15.1	65.5	68.2
Ambius	4.9	4.4	8.7	8.0
City Link	6.3	15.6	44.8	36.1
Facilities Services	11.5	8.1	38.9	31.2
Asia Pacific	10.5	7.9	31.4	23.6
Other	3.0	3.1	10.2	11.4
Central costs	-	(7.0)	(28.5)	(28.7)
Continuing operations at actual exchange rates	82.1	73.5	279.5	258.2

* Before amortisation of intangible assets other than computer software and development costs.
** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

One-off Items

	3 months to 31 December 2007 £m (unaudited)	3 months to 31 December 2006 £m (unaudited)	Year ended 31 December 2007 £m (unaudited)	Year ended 31 December 2006 £m (audited)
Textiles & Washroom Services	**1.8**	(2.9)	**(2.1)**	(16.3)
Pest Control	**-**	(4.6)	**(0.7)**	(6.8)
Ambius	**-**	(0.3)	**-**	(0.6)
City Link	**(19.7)**	(1.3)	**(25.4)**	(1.3)
Facilities Services	**(0.2)**	(2.4)	**(0.2)**	(3.8)
Asia Pacific	**-**	(2.2)	**-**	(3.4)
Other	**-**	(0.4)	**-**	0.4
Central costs	**-**	(2.6)	**-**	9.2
	(18.1)	(16.7)	**(28.4)**	(22.6)

Note: All numbers are at both actual and constant exchange rates.

Consolidated Income Statement

For the year ended 31 December

	Notes	2007 £m (unaudited)	2006 £m (audited)
Continuing operations:			
Revenue	1	**2,203.4**	1,843.2
Operating expenses		**(1,991.5)**	(1,628.7)
Operating profit		**211.9**	214.5
Analysed as:			
Operating profit before amortisation of intangible assets*		**251.1**	235.6
Amortisation of intangible assets*		**(39.2)**	(21.1)
Operating profit		**211.9**	214.5
Interest payable and similar charges	2	**(140.4)**	(112.3)
Interest receivable	3	**68.5**	61.2
Share of profit from associates (net of tax)		**2.0**	2.0
Profit before income tax		**142.0**	165.4
Income tax expense	4	**(30.3)**	(33.3)
Profit for the year from continuing operations		**111.7**	132.1
Discontinued operations:			
Profit for the year from discontinued operations	5	**546.8**	115.0
Profit for the year (including discontinued operations)		**658.5**	247.1
Attributable to:			
Minority interest		**2.2**	2.0
Equity holders of the company		**656.3**	245.1
		658.5	247.1
Basic earnings per share			
- Continuing operations	6	**6.06p**	7.20p
- Discontinued operations	6	**30.26p**	6.37p
- Continuing and discontinued operations	6	**36.32p**	13.57p
Diluted earnings per share			
- Continuing operations	6	**6.06p**	7.20p
- Discontinued operations	6	**30.26p**	6.37p
- Continuing and discontinued operations	6	**36.32p**	13.57p

* Excluding computer software and development costs.

An interim dividend of 2.13p per share was paid on 19 October 2007 (total £38.5m) and the board is recommending the declaration of a final dividend of 5.25p per share, bringing the full year dividend to 7.38p per share (total £133.4m). See note 7.

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December

	2007 £m (unaudited)	2006 £m (audited)
Profit for the year (including discontinued operations)	**658.5**	247.1
Net exchange adjustments offset in reserves	**3.2**	(10.1)
Actuarial gain on defined benefit pension plans	**88.8**	44.6
Revaluation of available-for-sale investments	**1.3**	0.1
Tax on items taken directly to reserves	**(24.1)**	(13.1)
Net profit not recognised in income statement	**69.2**	21.5
Total recognised income for the year	**727.7**	268.6
Attributable to:		
Minority interest	**2.2**	2.0
Equity holders of the company	**725.5**	266.6
	727.7	268.6

Consolidated Balance Sheet

At 31 December

	Notes	2007 £m (unaudited)	2006 £m (audited)
Assets			
Non-current assets			
Intangible assets	8	**683.0**	559.1
Property, plant and equipment	9	**561.2**	513.1
Investments in associated undertakings		**5.7**	8.6
Other investments		**3.1**	6.8
Deferred tax assets		**7.9**	7.1
Retirement benefits	12	**63.9**	-
Trade and other receivables		**24.2**	24.7
		1,349.0	1,119.4
Current assets			
Inventory		**38.4**	46.9
Trade and other receivables		**476.4**	482.6
Derivative financial instruments		**0.8**	8.0
Cash and cash equivalents	10	**95.7**	135.1
		611.3	672.6
Liabilities			
Current liabilities			
Trade and other payables		**(485.3)**	(553.2)
Current tax liabilities		**(103.1)**	(103.6)
Provisions for other liabilities and charges	13	**(50.7)**	(22.3)
Bank and other short-term borrowings	11	**(380.4)**	(446.0)
Derivative financial instruments		**(14.4)**	(4.6)
		(1,033.9)	(1,129.7)
Net current liabilities		**(422.6)**	(457.1)
Non-current liabilities			
Trade and other payables		**(17.7)**	(15.8)
Bank and other long-term borrowings	11	**(662.4)**	(877.3)
Deferred tax liabilities		**(98.5)**	(45.0)
Retirement benefits	12	**(13.9)**	(118.8)
Provisions for other liabilities and charges	13	**(73.8)**	(128.6)
Derivative financial instruments		**(1.8)**	(10.4)
		(868.1)	(1,195.9)
Net assets / (liabilities)		**58.3**	(533.6)
Equity			
Capital and reserves attributable to the company's equity holders			
Called up share capital	14	**18.1**	18.1
Share premium account	14	**6.8**	6.2
Other reserves	14	**(1,727.9)**	(1,728.6)
Retained profits	14	**1,753.9**	1,164.3
		50.9	(540.0)
Minority interest	14	**7.4**	6.4
Total equity		**58.3**	(533.6)

Consolidated Cash Flow Statement

For the year ended 31 December

	Notes	2007 £m (unaudited)	2006 £m (audited)
Cash flows from operating activities			
Cash generated from operating activities before special pension contribution	15	**351.9**	369.5
Special pension contribution		**(80.0)**	-
Cash generated from operating activities		**271.9**	369.5
Interest received		**17.0**	13.1
Interest paid		**(73.9)**	(54.7)
Income tax paid		**(27.1)**	(38.5)
Net cash generated from operating activities		**187.9**	289.4
Cash flows from investing activities			
Purchase of property, plant and equipment (PPE)		**(206.6)**	(176.3)
Purchase of intangible fixed assets		**(12.7)**	(6.3)
Proceeds from sale of PPE and intangible assets		**57.9**	42.5
Acquisition of companies and businesses, net of cash acquired	18	**(193.0)**	(406.5)
Proceeds from disposal of companies and businesses	5	**587.7**	134.9
Disposal of available-for-sale investments		**3.4**	-
Dividends received from associates		**5.6**	1.0
Net cash flows from investing activities		**242.3**	(410.7)
Cash flows from financing activities			
Issue of ordinary share capital		**0.6**	0.9
Treasury shares purchased		**-**	(1.9)
Dividends paid to equity shareholders	7	**(133.4)**	(133.3)
Dividends paid to minority interests		**(2.0)**	(1.8)
Interest element on finance lease payments		**(2.0)**	(2.3)
Capital element of finance lease payments		**(21.3)**	(19.5)
New (repayments)/loans		**(304.7)**	221.0
Net cash flows from financing activities		**(462.8)**	63.1
Net decrease in cash and bank overdrafts	16	**(32.6)**	(58.2)
Cash and bank overdrafts at beginning of year		**118.8**	170.7
Exchange gains on cash and bank overdrafts		**0.3**	6.3
Cash and bank overdrafts at end of the financial year	10	**86.5**	118.8

Notes to the accounts

1. Segmental information

(a) Primary reporting format – business segments

	Revenue 2007 £m (unaudited)	Revenue 2006 £m (audited)	Operating profit 2007 £m (unaudited)	Operating profit 2006 £m (audited)
Continuing operations				
Textiles & Washroom Services	**693.2**	671.4	**124.0**	106.8
Pest Control	**377.2**	319.3	**66.9**	61.9
Ambius	**120.6**	116.5	**7.1**	6.6
City Link	**417.1**	213.3	**8.4**	32.6
Facilities Services	**595.3**	522.7	**38.0**	28.7
Central items	**-**	-	**(32.5)**	(22.1)
	2,203.4	1,843.2	**211.9**	214.5
Interest payable and similar charges	**-**	-	**(140.4)**	(112.3)
Interest receivable	**-**	-	**68.5**	61.2
Share of profit from associates (net of tax) - Textiles and Washroom Services	**-**	-	**2.0**	2.0
Profit before income tax	**-**	-	**142.0**	165.4
Income tax expense	**-**	-	**(30.3)**	(33.3)
Total for the year from continuing operations	**2,203.4**	1,843.2	**111.7**	132.1
Discontinued operations (after income tax)				
Textiles & Washroom Services	**-**	13.6	**-**	3.0
Facilities Services[1]	**-**	121.9	**-**	88.3
Electronic Security[2]	**180.8**	281.5	**546.8**	22.2
Discontinued business segments	**-**	-	**-**	1.5
Total for the year from discontinued operations	**180.8**	417.0	**546.8**	115.0
Total for the year (including discontinued operations)	**2,384.2**	2,260.2	**658.5**	247.1

[1]Profit from the Facilities Services segment for the year to 31 December 2006 includes profit on disposal (after tax) of £95.9m.

[2]Profit from Electronic Security for the year to 31 December 2007 includes profit on disposal (after tax) of £528.6m.

1. Segmental information (continued)

(b) Secondary reporting format – geographical segments

	Revenue 2007 £m (unaudited)	Revenue 2006 £m (audited)
Continuing operations		
United Kingdom	**1,085.0**	834.1
Continental Europe	**769.3**	725.4
North America	**162.3**	149.8
Asia Pacific	**158.0**	102.1
Africa	**28.8**	31.8
Total from continuing operations	**2,203.4**	1,843.2
Discontinued operations		
United Kingdom	**84.7**	196.4
Continental Europe	**86.8**	122.1
North America	**9.3**	98.5
Total from discontinued operations	**180.8**	417.0
Total (including discontinued operations)	**2,384.2**	2,260.2

(c) Reconciliation of statutory segmental analysis to management divisional analysis

The commentary in the Operating Review reflects the management divisional structure and not the segmental information presented above. For statutory purposes, the businesses within the geographic divisions of Asia Pacific and South Africa (Other) have been reallocated back to the relevant business segment in line with the requirements of IAS 14, "Segmental Reporting". In addition, the commentary in the Operating Review is presented at constant exchange rates and before the amortisation of intangible assets* The tables that follow reconcile the segmental information presented above to the divisional performance referred to in the Operating Review.

	Statutory basis 2007 £m (unaudited)	Asia Pacific and Other 2007 £m (unaudited)	Foreign exchange 2007 £m (unaudited)	Management basis 2007 £m (unaudited)	Management basis 2006 £m (audited)
Revenue from continuing operations					
Textiles & Washroom Services	**693.2**	**(87.7)**	**(2.5)**	**603.0**	595.4
Pest Control	**377.2**	**(74.5)**	**7.7**	**310.4**	278.3
Ambius	**120.6**	**(13.2)**	**5.0**	**112.4**	105.8
City Link	**417.1**	**-**	**-**	**417.1**	213.3
Facilities Services	**595.3**	**(9.1)**	**(0.5)**	**585.7**	519.2
Asia Pacific	**-**	**158.0**	**0.3**	**158.3**	102.1
Other	**-**	**26.5**	**3.3**	**29.8**	29.1
	2,203.4	**-**	**13.3**	**2,216.7**	1,843.2

	Statutory basis 2007 £m (unaudited)	Asia Pacific and Other 2007 £m (unaudited)	Amortisation of intangible assets* 2007 £m (unaudited)	Foreign exchange 2007 £m (unaudited)	Management basis 2007 £m (unaudited)	Management basis 2006 £m (audited)
Operating profit from continuing operations						
Textiles & Washroom Services	**124.0**	**(26.9)**	**9.3**	**(0.5)**	**105.9**	92.1
Pest Control	**66.9**	**(14.9)**	**12.8**	**0.6**	**65.4**	61.4
Ambius	**7.1**	**(1.4)**	**3.0**	**0.4**	**9.1**	7.4
City Link	**8.4**	**-**	**11.0**	**-**	**19.4**	34.8
Facilities Services	**38.0**	**(2.1)**	**2.8**	**-**	**38.7**	27.4
Asia Pacific	**-**	**31.4**	**-**	**(0.4)**	**31.0**	20.2
Other	**-**	**10.2**	**-**	**1.2**	**11.4**	11.8
Central items	**(32.5)**	**3.7**	**0.3**	**-**	**(28.5)**	(19.5)
	211.9	**-**	**39.2**	**1.3**	**252.4**	235.6

*Excluding computer software and development costs.

2. Interest payable and similar charges

	2007 £m (unaudited)	2006 £m (audited)
Interest payable on bank loans and overdrafts	**26.2**	18.4
Interest payable on medium term notes issued	**55.3**	49.6
Net interest payable/(receivable) on fair value hedges	**3.8**	(6.7)
Interest on defined benefit plan liabilities	**51.5**	48.4
Interest payable on finance leases	**1.7**	1.8
Foreign exchange gain on translation of foreign denominated loans	**(0.7)**	(0.3)
Amortisation of discount on provisions	**1.5**	2.0
Net ineffectiveness of fair value hedges	**1.1**	(0.1)
Fair value gain on derivatives not designated in a hedge relationship[1]	**-**	(0.8)
Total interest payable and similar charges (continuing operations)	**140.4**	112.3

[1]The fair value gain on derivatives not designated in a hedge relationship includes fair value gains relating to forward rate agreements of £nil (2006: £2.0m).

3. Interest receivable

	2007 £m (unaudited)	2006 £m (audited)
Bank interest	**16.2**	13.8
Return on defined benefit plan assets	**52.3**	47.4
Total interest receivable (continuing operations)	**68.5**	61.2

4. Income tax expense

	2007 £m (unaudited)	2006 £m (audited)
Analysis of charge in the period		
UK corporation tax at 30% (2006: 30%)	**8.5**	15.3
Double tax relief	**(13.0)**	(17.6)
	(4.5)	(2.3)
Overseas taxation	**31.6**	35.3
Adjustment in respect of previous periods	**(6.2)**	(17.1)
Total current tax	**20.9**	15.9
Deferred tax	**9.4**	17.4
Total income tax expense (continuing operations)	**30.3**	33.3

5. Discontinued operations and disposals

Included within discontinued operations is the Electronic Security segment. The group disposed of the UK, the Netherlands and the US businesses on 2 July 2007 for gross proceeds of £533.4m and the remaining French business was disposed on 26 December 2007 for gross proceeds of £91.6m. Net consideration was £614.3m after costs paid of £10.7m.

The group also disposed of two smaller businesses for gross proceeds of £6.2m, the results of which are included within continuing operations.

Details of net assets disposed and disposal proceeds are as follows:

	Discontinued operations 2007 £m (unaudited)	Other disposals 2007 £m (unaudited)	2007 £m (unaudited)
Non-current assets			
- Intangible assets	70.9	0.4	71.3
- Other investments	0.1	-	0.1
- Property, plant and equipment	23.8	4.2	28.0
Current assets	109.3	3.5	112.8
Current liabilities	(103.4)	(8.3)	(111.7)
Non-current liabilities	(11.2)	-	(11.2)
Net assets disposed	89.5	(0.2)	89.3
Profit on disposal	524.8	0.3	525.1
Consideration	614.3	0.1	614.4
Consideration deferred to future periods	-	(1.0)	(1.0)
Consideration deferred from prior periods	-	1.7	1.7
Costs deferred to future periods	2.5	-	2.5
Costs deferred from prior periods	-	(0.5)	(0.5)
Cash disposed	(27.3)	(2.1)	(29.4)
Cash inflow from disposal of companies and businesses	589.5	(1.8)	587.7

The profit on disposal above of £524.8m excludes translation exchange gains of £3.8m, which are recycled to the income statement and taxation of £nil, giving a total post-tax profit on disposal of subsidiary net assets of £528.6m.

Financial performance of discontinued operations

	2007 £m (unaudited)	2006 £m (audited)
Revenue	180.8	417.0
Operating expenses	(156.7)	(391.9)
Operating profit	24.1	25.1
Finance costs – net	(0.2)	(1.0)
Profit before income tax	23.9	24.1
Taxation	(5.7)	(5.0)
Profit after income tax from discontinued operations	18.2	19.1
Profit on disposal of subsidiary net assets	524.8	98.5
Taxation	-	(8.5)
Cumulative translation exchange gain[1]	3.8	5.9
Total profit after income tax on disposal of subsidiary net assets	528.6	95.9
Profit on disposal of discontinued operations	546.8	115.0

[1]The cumulative translation exchange gain of £3.8m (2006: £5.9m) relating to discontinued operations has been recycled out of exchange reserves to the consolidated income statement.

6. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK employees which are treated as cancelled.

	2007 £m (unaudited)	2006 £m (audited)
Profit from continuing operations attributable to equity holders of the company	**109.5**	130.1
Profit from discontinued operations attributable to equity holders of the company	**546.8**	115.0
Weighted average number of ordinary shares in issue	**1,807.2**	1,806.5
Basic earnings per share from continuing operations	**6.06p**	7.20p
Basic earnings per share from discontinued operations	**30.26p**	6.37p
Basic earnings per share from continuing and discontinued operations	**36.32p**	13.57p

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all potential dilutive ordinary shares. The company has two categories of potential dilutive ordinary shares, being those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year and deferred shares granted to senior executives that will vest in the future.

	2007 £m (unaudited)	2006 £m (audited)
Profit from continuing operations attributable to equity holders of the company	**109.5**	130.1
Profit from discontinued operations attributable to equity holders of the company	**546.8**	115.0
Weighted average number of ordinary shares in issue	**1,807.2**	1,806.5
Adjustment for share options and deferred shares	**-**	-
Weighted average number of ordinary shares for diluted earnings per share	**1,807.2**	1,806.5
Diluted earnings per share from continuing operations	**6.06p**	7.20p
Diluted earnings per share from discontinued operations	**30.26p**	6.37p
Diluted earnings per share from continuing and discontinued operations	**36.32p**	13.57p

7. Dividends

	2007 £m (unaudited)	2006 £m (audited)
2005 final dividend paid – 5.25p per share	**-**	94.8
2006 final dividend paid – 5.25p per share	**94.9**	-
2006 interim dividend paid – 2.13p per share	**-**	38.5
2007 interim dividend paid – 2.13p per share	**38.5**	-
	133.4	133.3

A dividend in respect of 2007 of 5.25p (2006: 5.25p) per 1p share amounting to £94.9m (2006: £94.9m) is to be proposed at the Annual General Meeting on 14 May 2008. The final dividend will be paid on 23 May 2008 to shareholders on the register on 18 April 2008. These financial statements do not reflect this dividend payable.

Notes to the accounts (continued)

8. Intangible assets

	Goodwill £m	Customer lists £m	Brands, patents and reacquired franchise rights £m	Computer software £m	Development costs £m	Total £m
Cost						
At 1 January 2006 (audited)	80.8	221.6	0.3	35.1	3.2	341.0
Exchange differences	(10.1)	(10.4)	(0.8)	(0.5)	-	(21.8)
Additions	-	-	-	6.0	0.4	6.4
Disposals	-	-	-	(2.0)	-	(2.0)
Acquisition of companies and businesses	269.6	135.6	29.9	0.1	-	435.2
Disposal of companies and businesses	(3.9)	(24.2)	-	(3.8)	(2.7)	(34.6)
Reclassification	-	-	-	0.1	(0.1)	-
At 31 December 2006 (audited)	336.4	322.6	29.4	35.0	0.8	724.2
At 1 January 2007 (audited)	**336.4**	**322.6**	**29.4**	**35.0**	**0.8**	**724.2**
Exchange differences	**9.9**	**16.6**	**0.2**	**1.5**	**-**	**28.2**
Additions	**-**	**-**	**-**	**12.6**	**0.1**	**12.7**
Disposals/retirements	**-**	**-**	**-**	**(15.2)**	**-**	**(15.2)**
Acquisition of companies and businesses	**105.8**	**96.3**	**16.0**	**0.1**	**-**	**218.2**
Disposal of companies and businesses	**(22.4)**	**(59.3)**	**-**	**(8.3)**	**(0.8)**	**(90.8)**
Reclassification	**1.1**	**-**	**(1.0)**	**-**	**(0.1)**	**-**
At 31 December 2007 (unaudited)	**430.8**	**376.2**	**44.6**	**25.7**	**-**	**877.3**
Accumulated amortisation and impairment						
At 1 January 2006 (audited)	-	(137.9)	-	(20.9)	(1.9)	(160.7)
Exchange differences	-	5.7	(0.1)	0.4	-	6.0
Disposals	-	-	-	0.8	-	0.8
Disposal of companies and businesses	-	15.7	-	2.6	2.7	21.0
Amortisation charge	-	(25.2)	(2.3)	(3.7)	(1.0)	(32.2)
At 31 December 2006 (audited)	-	(141.7)	(2.4)	(20.8)	(0.2)	(165.1)
At 1 January 2007 (audited)	**-**	**(141.7)**	**(2.4)**	**(20.8)**	**(0.2)**	**(165.1)**
Exchange differences	**-**	**(9.8)**	**-**	**(1.0)**	**-**	**(10.8)**
Disposals	**-**		**-**	**5.6**	**-**	**5.6**
Disposal of companies and businesses	**-**	**14.6**	**-**	**4.7**	**0.2**	**19.5**
Amortisation charge	**-**	**(32.2)**	**(8.4)**	**(2.9)**	**-**	**(43.5)**
At 31 December 2007 (unaudited)	**-**	**(169.1)**	**(10.8)**	**(14.4)**	**-**	**(194.3)**
Net book value						
1 January 2006 (audited)	80.8	83.7	0.3	14.2	1.3	180.3
31 December 2006 (audited)	336.4	180.9	27.0	14.2	0.6	559.1
31 December 2007 (unaudited)	**430.8**	**207.1**	**33.8**	**11.3**	**-**	**683.0**

9. Property, plant and equipment

	Land & buildings £m	Equipment for rental £m	Other plant and equipment £m	Vehicles & office equipment £m	Total £m
Cost					
At 1 January 2006 (audited)	166.3	473.7	265.5	263.9	1,169.4
Exchange differences	(3.4)	(13.5)	(4.1)	(8.2)	(29.2)
Additions	12.8	98.6	24.6	56.1	192.1
Disposals	(12.2)	(172.9)	(28.9)	(47.6)	(261.6)
Acquisition of companies and businesses	7.7	2.8	2.3	13.0	25.8
Disposal of companies and businesses	(3.2)	(2.5)	(6.5)	(12.9)	(25.1)
At 31 December 2006 (audited)	168.0	386.2	252.9	264.3	1,071.4
At 1 January 2007 (audited)	**168.0**	**386.2**	**252.9**	**264.3**	**1,071.4**
Exchange differences	**10.6**	**33.4**	**16.2**	**11.3**	**71.5**
Additions	**28.0**	**112.5**	**30.5**	**44.5**	**215.5**
Disposals	**(19.8)**	**(67.1)**	**(21.6)**	**(73.7)**	**(182.2)**
Acquisition of companies and businesses	**2.7**	**1.4**	**2.5**	**6.9**	**13.5**
Disposal of companies and businesses	**(7.0)**	**(3.4)**	**(14.3)**	**(41.1)**	**(65.8)**
At 31 December 2007 (unaudited)	**182.5**	**463.0**	**266.2**	**212.2**	**1,123.9**
Accumulated depreciation and impairment					
At 1 January 2006 (audited)	(44.2)	(296.8)	(182.1)	(148.8)	(671.9)
Exchange differences	1.1	7.4	2.8	4.2	15.5
Disposals	1.9	171.2	28.3	38.7	240.1
Disposal of companies and businesses	1.5	1.5	5.5	7.9	16.4
Impairment charge	-	(1.0)	-	-	(1.0)
Depreciation charge	(3.6)	(89.8)	(20.0)	(44.0)	(157.4)
At 31 December 2006 (audited)	(43.3)	(207.5)	(165.5)	(142.0)	(558.3)
At 1 January 2007 (audited)	**(43.3)**	**(207.5)**	**(165.5)**	**(142.0)**	**(558.3)**
Exchange differences	**(3.0)**	**(18.5)**	**(9.9)**	**(6.1)**	**(37.5)**
Disposals	**11.7**	**65.4**	**18.7**	**54.5**	**150.3**
Disposal of companies and businesses	**3.4**	**3.2**	**9.2**	**22.0**	**37.8**
Depreciation charge	**(4.3)**	**(94.0)**	**(19.3)**	**(37.4)**	**(155.0)**
At 31 December 2007 (unaudited)	**(35.5)**	**(251.4)**	**(166.8)**	**(109.0)**	**(562.7)**
Net book value					
At 1 January 2006 (audited)	**122.1**	**176.9**	**83.4**	**115.1**	**497.5**
At 31 December 2006 (audited)	**124.7**	**178.7**	**87.4**	**122.3**	**513.1**
At 31 December 2007 (unaudited)	**147.0**	**211.6**	**99.4**	**103.2**	**561.2**

10. Cash and cash equivalents

	2007 £m (unaudited)	2006 £m (audited)
Cash at bank and in hand	**95.7**	90.2
Short-term bank deposits	**-**	44.9
	95.7	135.1

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2007	2006
Cash and cash equivalents	**95.7**	135.1
Bank overdrafts (note 11)	**(9.2)**	(16.3)
	86.5	118.8

11. Bank and other borrowings

	2007 £m (unaudited)	2006 £m (audited)
Non-current		
Bank borrowings	1.6	254.1
Other loans	651.3	603.1
Finance lease liabilities	9.5	20.1
	662.4	877.3
Current		
Bank overdrafts	9.2	16.3
Bank borrowings	11.7	30.5
Other loans	351.4	383.3
Finance lease liabilities	8.1	15.9
	380.4	446.0
Total bank and other borrowings	1,042.8	1,323.3

The group operated the following medium term notes under its €2.5bn Euro Medium Term Note programme for the years ended 31 December 2007 and 31 December 2006:

Currency/Amount	IAS 39 hedging	Interest Coupon	Maturity date
¥3,000m	FV	Fixed rate - 0.60% pa	Matured
$10m	NH	Floating rate - 3 month USD LIBOR +0.35%	Matured
€500m	FV, NIH	Fixed rate - 5.75% pa	Matured
£250m	FV	Fixed rate - 6.125% pa	19.11.08
£300m	FV	Fixed rate - 5.75% pa	31.03.16
€100m	NH	Floating rate – 3 month EURIBOR +0.28%	03.07.08
€500m	NIH	Fixed rate - 4.625% pa	27.03.14

Key: FV - Fair value hedge accounting applied
NH - Hedge accounting not applied
NIH - Designated for Net Investment Hedging

12. Retirement benefit obligations

Apart from the legally required social security state schemes, the group operates a number of pension schemes around the world covering many of its employees. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

The principal scheme in the group is the Rentokil Initial Pension Scheme ('RIPS') in the United Kingdom, which has a number of defined benefit sections, which are now closed to new entrants (other than Initial No2 Section accounting for less than 0.5% of the total scheme liabilities, which remains open). On 19 December 2005, a detailed consultation began between the company and the members of the RIPS on the freezing of the future accrual of benefits for active members. Following this consultation, future accrual ceased as from 31 August 2006 and defined benefit members moved into new defined contribution arrangements. Actuarial valuations of the UK scheme are carried out typically every three years. The most recent finalised valuation was at 31 March 2005. The valuation otherwise due as at 31 March 2008 has been brought forward to 31 March 2007, but has not yet been finalised.

These defined benefit schemes are re-appraised annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19 requirements.

The principal assumptions used for the UK RIPS scheme are shown below.

	2007 £m (unaudited)	2006 £m (audited)
Weighted average %		
Discount rate	6.0%	5.1%
Expected return on plan assets	6.1%	5.5%
Future salary increases	4.1%	3.8%
Future pension increases	3.4%	3.1%

The amounts recognised in the balance sheet for the total of the UK RIPS and other[1] schemes are determined as follows:

	2007	2006
Present value of funded obligations	(931.9)	(1,033.8)
Fair value of plan assets	992.9	921.1
	61.0	(112.7)
Present value of unfunded obligations	(11.0)	(6.1)
	50.0	(118.8)
Represented on the balance sheet as follows:		
Retirement benefits asset	63.9	-
Retirement benefits liability	(13.9)	(118.8)
Net retirement benefits asset/(liability)	50.0	(118.8)

12. Retirement benefit obligations (continued)

The fair value of plan assets at the balance sheet date for the total of the UK RIPS and other[1] schemes is analysed as follows:

	2007 £m (unaudited)	2006 £m (audited)
Equity instruments	181.7	186.2
Debt instruments	714.2	707.3
Property	0.8	0.8
Other	56.2	0.9
Swaps	40.0	25.9
	992.9	921.1

The amounts recognised in the income statement for the total of the UK RIPS and other[1] schemes are as follows:

	2007	2006
Current service cost[2]	2.0	8.9
Prior service cost	-	(3.0)
Curtailment	-	(16.2)
Interest cost[2]	51.5	48.4
Amount charged to pension liability	53.5	38.1
Expected return on plan assets[2]	(52.3)	(47.4)
Total pension cost	1.2	(9.3)

[1] Other retirement benefit plans are predominantly made up of defined benefit plans situated in Ireland, Germany, Australia, Belgium, Norway and France.

[2] Service costs are charged to operating expenses and interest cost and return on plan assets to interest payable and receivable respectively.

13. Provisions for other liabilities and charges

	Vacant properties £m	Environmental £m	Self insurance £m	Other £m	Total £m
At 1 January 2006 (audited)	46.3	35.8	51.1	14.8	148.0
Exchange differences	-	(1.4)	(2.3)	(0.2)	(3.9)
Additional provisions	5.1	3.6	13.4	19.3	41.4
Acquisition of companies and businesses	2.8	-	-	2.2	5.0
Unused amounts reversed	(2.5)	(0.6)	(2.8)	(2.5)	(8.4)
Unwinding of discount on provisions	1.1	0.9	-	-	2.0
Used during the year	(16.5)	(2.4)	(13.4)	(0.9)	(33.2)
At 31 December 2006 (audited)	36.3	35.9	46.0	32.7	150.9
At 1 January 2007 (audited)	**36.3**	**35.9**	**46.0**	**32.7**	**150.9**
Exchange differences	-	**(0.1)**	**(0.2)**	**0.3**	-
Additional provisions	**21.4**	**4.0**	**13.2**	**5.5**	**44.1**
Reclassification	**0.5**	-	**1.8**	**(2.3)**	-
Acquisition of companies and businesses	**0.7**	**1.0**	-	**0.9**	**2.6**
Unused amounts reversed	**(6.5)**	**(13.0)**	**(4.9)**	-	**(24.4)**
Unwinding of discount on provisions	**0.6**	**0.9**	-	-	**1.5**
Used during the year	**(17.9)**	**(2.6)**	**(12.9)**	**(16.8)**	**(50.2)**
At 31 December 2007 (unaudited)	**35.1**	**26.1**	**43.0**	**20.3**	**124.5**

Provisions analysed as follows:

	At 31 December 2007 £m (unaudited)	At 31 December 2006 £m (audited)
Non-current	**73.8**	128.6
Current	**50.7**	22.3
	124.5	150.9

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy.

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination.

Self insurance

The group purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that could be suffered in any one year. Individual claims are met in full by the group up to agreed self insured limits in order to limit volatility in claims. The calculated cost of self insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions.

13. Provisions for other liabilities and charges (continued)

Other

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses together with amounts set aside to cover certain legal and regulatory claims.

14. Statement of changes in equity

	Called up share capital	Share premium account	Other reserves	Retained earnings	Minority interest	Total equity
	£m	£m	£m	£m	£m	£m
At 1 January 2006 (audited)	18.1	5.3	(1,714.1)	1,024.1	7.0	(659.6)
Total recognised income for the year	-	-	(10.0)	278.6	-	268.6
Dividends paid to ordinary shareholders	-	-	-	(133.3)	-	(133.3)
New share capital issued		0.9	-	-	-	0.9
Cost of share options and long term incentive plan		-	-	(1.9)	-	(1.9)
Transfer to other reserves	-	-	1.2	(1.2)	-	-
Minority interest share of profit	-	-	-	(2.0)	2.0	-
Cumulative exchange recycled to income statement on disposal of foreign subsidiary	-	-	(5.7)	-	-	(5.7)
Currency translation difference on minority interest	-	-	-	-	(0.8)	(0.8)
Dividends paid to minority interests	-	-	-	-	(1.8)	(1.8)
At 31 December 2006 (audited)	18.1	6.2	(1,728.6)	1,164.3	6.4	(533.6)
At 1 January 2007 (audited)	18.1	6.2	(1,728.6)	1,164.3	6.4	(533.6)
Total recognised income for the period	-	-	4.5	723.2	-	727.7
Dividends paid to ordinary shareholders	-	-	-	(133.4)	-	(133.4)
New share capital issued	-	0.6	-	-	-	0.6
Cost of share options and long term incentive plan	-	-	-	2.0	-	2.0
Minority interest share of profit	-	-	-	(2.2)	2.2	-
Minority interest acquired	-	-	-	-	0.7	0.7
Cumulative exchange recycled to income statement on disposal of foreign subsidiary	-	-	(3.8)	-	-	(3.8)
Currency translation difference on minority interest	-	-	-	-	0.1	0.1
Dividends paid to minority interests	-	-	-	-	(2.0)	(2.0)
At 31 December 2007 (unaudited)	18.1	6.8	(1,727.9)	1,753.9	7.4	58.3

Treasury shares of £11.1m (2006: £11.1m) have been netted against retained earnings

	Other reserves				
	Capital reduction reserve £m	Legal £m	Translation reserve £m	Available-for-sale £m	Total £m
At 1 January 2006 (audited)	(1,722.7)	9.2	0.2	(0.8)	(1,714.1)
Net exchange adjustments offset in reserves	-	-	(10.1)	-	(10.1)
Available-for-sale investments marked to market	-	-	-	0.1	0.1
Total recognised expense for the year	-	-	(10.1)	0.1	(10.0)
Cumulative exchange recycled on disposal of foreign subsidiary	-	-	(5.7)	-	(5.7)
Transfer from retained earnings	-	1.2	-	-	1.2
At 31 December 2006 (audited)	(1,722.7)	10.4	(15.6)	(0.7)	(1,728.6)
At 1 January 2007 (audited)	(1,722.7)	10.4	(15.6)	(0.7)	(1,728.6)
Net exchange adjustments offset in reserves	-	-	3.2	-	3.2
Available-for-sale investments marked to market	-	-	-	1.3	1.3
Total recognised income for the year	-	-	3.2	1.3	4.5
Cumulative exchange recycled on disposal of foreign subsidiary	-	-	(3.8)	-	(3.8)
At 31 December 2007 (unaudited)	(1,722.7)	10.4	(16.2)	0.6	(1,727.9)

15. Cash generated from operating activities

	2007 £m (unaudited)	2006 £m (audited)
Profit for the year	**658.5**	247.1
Adjustments for:		
- Profit on sale of discontinued operations	**(524.8)**	(98.5)
- Taxation on profit on sale of discontinued operations	**-**	8.5
- Cumulative translation exchange gain recycled on discontinued operations	**(3.8)**	(5.9)
- (Profit)/loss on sale of continuing operations	**(0.3)**	0.5
- Cumulative translation exchange loss recycled on continuing operations	**-**	0.2
- Discontinued operations tax and interest	**5.9**	6.0
- Tax	**30.3**	33.3
- Share of profit from associates	**(2.0)**	(2.0)
- Interest income	**(68.5)**	(61.2)
- Interest expense	**140.4**	112.3
- Depreciation	**155.0**	157.4
- Amortisation of intangible assets*	**40.6**	27.5
- Amortisation of computer software and development costs	**2.9**	4.7
- Pension curtailment and past pension credits	**-**	(19.2)
- Other major non-cash items	**2.2**	1.0
- Profit on sale of property, plant and equipment	**(26.0)**	(21.3)
- Loss on disposal of intangible assets	**9.6**	1.2
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):		
- Inventories	**0.8**	(2.8)
- Trade and other receivables	**(27.5)**	(47.6)
- Trade and other payables and provisions	**(41.4)**	28.3
Cash generated from operating activities before special pension contribution	**351.9**	369.5
Special pension contribution	**(80.0)**	-
Cash generated from operating activities	**271.9**	369.5

* Excluding computer software and development costs.

Non-cash transactions

Major non-cash items relate to share option and long term incentive plan charges of £2.2m (2006: £1.0m).

16. Reconciliation of net decrease in cash and bank overdrafts to net debt

	2007 £m (unaudited)	2006 £m (audited)
Net decrease in cash and bank overdrafts	(32.6)	(58.2)
Movement on finance leases	11.9	1.9
Movement on loans	304.7	(221.0)
Increase/(decrease) in debt resulting from cash flows	284.0	(277.3)
Acquisition of companies and businesses	(4.4)	(11.3)
Disposal of companies and businesses	9.1	9.3
Revaluation of net debt	(5.5)	11.3
Net debt translation differences	(42.1)	20.1
Movement on net debt in the year	241.1	(247.9)
Opening net debt	(1,188.2)	(940.3)
Closing net debt	(947.1)	(1,188.2)
Closing net debt comprises:		
Cash and cash equivalents	95.7	135.1
Bank and other short-term borrowings	(380.4)	(446.0)
Bank and other long-term borrowings	(662.4)	(877.3)
Total net debt	(947.1)	(1,188.2)

17. Free cash flow

	2007 £m (unaudited)	2006 £m (audited)
Net cash generated from operating activities	187.9	289.4
Add back: special pension contribution	80.0	-
	267.9	289.4
Purchase of property, plant and equipment (PPE)	(206.6)	(176.3)
Purchase of intangible fixed assets	(12.7)	(6.3)
Leased property, plant and equipment	(9.4)	(17.6)
Proceeds from sale of PPE and intangible assets	57.9	42.5
Proceeds from sale of available-for-sale investments	3.4	-
Dividends received from associates	5.6	1.0
Dividends paid to minority interests	(2.0)	(1.8)
Interest element on finance lease payments	(2.0)	(2.3)
Free cash flow	102.1	128.6

18. Business combinations

The group purchased 100% of the share capital of Technivap, a French hygiene company, on 31 January 2007 and Lancaster, a facilities services company in the UK, on 9 July 2007. The group made asset purchases of Campbell Bros, a pest control company in Australia, on 2 January 2007 and Presto-X, a pest control company in the USA, on 1 September 2007. The group also purchased 100% of the share capital or the trade and assets of a number of smaller companies and businesses. The total consideration for all acquisitions during the year was £201.0m and the cash outflow from current year acquisitions, net of cash acquired, was £175.9m.

Details of goodwill and the fair value of net assets acquired are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Lancaster £m (unaudited)	Presto-x £m (unaudited)	Other £m (unaudited	2007 £m (unaudited)
Purchase consideration:						
- Cash paid	17.4	19.0	19.0	18.3	98.3	172.0
- Direct costs relating to the acquisition	1.2	0.7	0.5	0.6	4.5	7.5
- Consideration deferred to future periods	-	1.1	-	-	19.8	20.9
- Direct costs deferred to future periods	-	-	-	-	0.6	0.6
Total purchase consideration	18.6	20.8	19.5	18.9	123.2	201.0
Fair value of net assets acquired	8.4	9.2	7.6	9.8	60.9	95.9
Minority interest	-	-	-	-	(0.7)	(0.7)
Goodwill	10.2	11.6	11.9	9.1	63.0	105.8

Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses.

Acquisition consideration by management division	2007 £m (unaudited)
Textiles and Washroom Services	21.9
Pest Control	42.3
Ambius	3.1
City Link	17.4
Facilities Services	38.9
Asia	74.5
Other	-
Discontinued	2.9
	201.0

18. Business combinations (continued)

The book value of assets and liabilities arising from acquisitions are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Lancaster £m (unaudited)	Presto-x £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Non-current assets						
- Intangible assets[1]	-	-	-	-	-	-
- Computer software	-	0.1	-	-	-	0.1
- Property, plant and equipment	0.2	1.6	0.8	1.5	9.4	13.5
- Other investments	-	-	-	-	0.1	0.1
Current assets	6.4	2.0	9.6	2.4	14.4	34.8
Current liabilities	(2.7)	(1.9)	(8.4)	(1.7)	(19.8)	(34.5)
Non-current liabilities	(0.2)	-	(0.5)	-	(3.8)	(4.5)
Book value of net assets acquired	3.7	1.8	1.5	2.2	0.3	9.5

The provisional fair value adjustments to the book value of assets and liabilities arising from acquisitions are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Lancaster £m (unaudited)	Presto-x £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Non-current assets						
- Intangible assets[1]	6.7	10.2	8.9	7.6	78.9	112.3
- Computer software	-	-	-	-	-	-
- Property, plant and equipment	-	-	-	-	-	-
- Other investments	-	-	-	-	-	-
Current assets	-	-	-	-	-	-
Current liabilities	-	-	-	-	-	-
Non-current liabilities	(2.0)	(2.8)	(2.8)	-	(18.3)	(25.9)
Fair value adjustments to net assets acquired	4.7	7.4	6.1	7.6	60.6	86.4

The provisional fair value[2] of assets and liabilities arising from acquisitions are as follows:

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Lancaster £m (unaudited)	Presto-x £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Non-current assets						
- Intangible assets[1]	6.7	10.2	8.9	7.6	78.9	112.3
- Computer software	-	0.1	-	-	-	0.1
- Property, plant and equipment	0.2	1.6	0.8	1.5	9.4	13.5
- Other investments	-	-	-	-	0.1	0.1
Current assets	6.4	2.0	9.6	2.4	14.4	34.8
Current liabilities	(2.7)	(1.9)	(8.4)	(1.7)	(19.8)	(34.5)
Non-current liabilities	(2.2)	(2.8)	(3.3)	-	(22.1)	(30.4)
Provisional fair value of net assets acquired	8.4	9.2	7.6	9.8	60.9	95.9

[1]Excluding computer software and development costs.
[2]The provisional fair values will be finalised in the 2008 financial statements.

	Technivap £m (unaudited)	Campbell Bros £m (unaudited)	Lancaster £m (unaudited)	Presto-x £m (unaudited)	Other £m (unaudited)	2007 £m (unaudited)
Total purchase consideration	18.6	20.8	19.5	18.9	123.2	201.0
Consideration payable in future periods	-	(1.1)	-	-	(19.8)	(20.9)
Direct costs deferred to future periods	-	-	-	-	(0.6)	(0.6)
Purchase consideration (paid in cash)	18.6	19.7	19.5	18.9	102.8	179.5
Cash and cash equivalents in acquired companies and businesses	(3.1)	0.1	(1.1)	-	0.5	(3.6)
Cash outflow on current year acquisitions	15.5	19.8	18.4	18.9	103.3	175.9
Deferred consideration from prior periods paid	-	-	-	-	17.1	17.1
Cash outflow on current and past acquisitions	15.5	19.8	18.4	18.9	120.4	193.0

19. Post balance sheet events

Since the end of the year the group has made further acquisitions for a gross consideration of £11.7m.

20. Legal statements

The financial information in this statement is not audited and does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended). Full accounts for Rentokil Initial plc for the year ended 31 December 2006 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

The financial information in this statement contains extracts from the 2007 Annual Report, which will be issued in April 2008 and prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. The accounting policies (that comply with IFRS) used by Rentokil Initial plc (the "group") are consistent with those set out in the 2006 Annual Report except that IFRS 7, "Financial Instruments: Disclosures" and IFRIC 14, "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" have been implemented in 2007. The group has not early adopted IFRS 8, "Operating Segments" in 2007. A full list of policies will be presented in the 2007 Annual Report.

In accordance with IFRS 5, the restated consolidated income statements previously disclosed have been updated to reflect the impact of current period discontinued operations on the comparatives.

21. 2007 Annual Report

Copies of the 2007 Annual Report will be despatched to shareholders who have elected to receive hard copies and will also be available from the company's registered office at Portland House, Bressenden Place, London, SW1E 5BH and at the company's website, www.rentokil-initial.com in HTML and PDF formats.

22. Financial calendar

Final dividend to be paid on 23 May 2008 to shareholders on the register on 18 April 2008.

For those shareholders who have elected to receive a printed copy, the Annual Report for 2007 will be mailed on 12 April 2008.

The Annual General Meeting will be held at 4 Hamilton Place, London W1J 7BQ on 14 May 2008 at 11.00am.

Rentokil Initial

Rentokil Initial PLC - Directorate Change

Rentokil Initial PLC
28 February 2008

28 February 2008

Rentokil Initial plc: Board Announcement

Rentokil Initial today announces that after eleven years as a director and almost four years as chairman, Brian McGowan has decided to step down from the board no later than this year's AGM on 14 May 2008. A process has already started to find a new chairman with the right credentials.

Doug Flynn, chief executive of Rentokil Initial, said:

'Brian's decisive action and strong leadership have been of immense value to the board, the company and its shareholders over the last eleven years. He has never been slow to take difficult decisions, demonstrated most notably by his willingness to step up to the mark and take on the role of executive chairman in 2004. More recently, as non-executive chairman, my board colleagues and I have valued his advice and experience through what has been a challenging period. We will all miss him.'

Brian McGowan, chairman, Rentokil Initial, said:

'Rentokil Initial is a world class business with strong brands and powerful capabilities. The last few years have been challenging but Doug and the team can now point to a demonstrable operational turnaround in the vast majority of the group's businesses. I have enjoyed my time with the group but have decided that the time has come for the board to look for a new chairman to help guide Rentokil Initial through the next stage in its development.'

Media enquiries:

Malcolm Padley	Rentokil Initial plc	07788 978199
Kate Holgate/Tom Williams	Brunswick Group	020 7404 5959

Notes for Editors:

Brian McGowan

Brian McGowan was appointed a non-executive director of Rentokil Initial in October 1996. He was appointed non-executive chairman in May 2004 and served as executive chairman of the board between July 2004 and February 2005. Brian is also chairman of UMECO plc and Catalyst Corporate Finance LLP. He previously served as chief executive of Williams plc and chairman of House of Fraser Plc.

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company provides a wide range of support services in over 49 countries and employs over 79,000 people. Services include textiles and washroom services, pest control, interior plants and artwork, parcels delivery and facilities services. For further information visit: www.rentokil-initial.com

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

RNS Number:9877O

Rentokil Initial PLC

28 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to

the shares or debentures of the issuer should complete boxes 1 to 16, 23

and 24.

(2) An issuer making a notification in respect of a derivative relating to the

shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23

and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete

boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should

complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC

2. State whether the notification relates to (i) a transaction notified in

accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as

extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

RICHARD BURROWS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF PERSON NAMED IN 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

AURUM NOMINEES

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

25,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0014%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

0.85p

14. Date and place of transaction

28 FEBRUARY 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

25,000 - 0.0014%

16. Date issuer informed of transaction

28 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

PAUL GRIFFITHS- 020 7592 2710

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL GRIFFITHS

Date of notification

28 February 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

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END